Grupo Financiero Galicia S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Financial Statements for the three-month period ended March 31, 2010, presented in comparative format Translation of financial statements originally issued in Spanish

Company’s Name:	Grupo Financiero Galicia S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Legal domicile:	Tte. Gral. Juan D. Perón No. 456 – 2nd floor Autonomous City of Buenos Aires

Principal line of business:	Financial and Investment Activities

Fiscal year N° 12
For the three-month period commenced January 1, 2010 and ended March 31, 2010, presented in comparative format.

Date of registration with the Public Registry of Commerce:

Of Bylaws:	September 30, 1999

Date of latest amendment to Bylaws:	June 26, 2006

Registration number with the Corporation Control Authority (I.G.J.):	11,891

Sequential Number – Corporation Control Authority (I.G.J.):	1,671,058

Date of expiration of the Company’s Bylaws:	June 30, 2100

Description of the Controlling Company:

Company’s Name:	EBA Holding S.A.

Principal line of business:	Financial and Investment Activities

Interest held by the Controlling Company in the Shareholders’ equity as of 03.31.10:	22.65%

Percentage of votes which the Controlling Company is entitled to as of 03.31.10:	59.42%

Capital status as of 03.31.10 (Note 8 to the Financial Statements) (figures stated in thousands of pesos for “Subscribed” and “Paid-in” shares)
Shares
Number	Class	Voting rights per share	Subscribed	Paid-in
281,221,650	Ordinary class “A”, face value of 1	5	281,222	281,222
960,185,367	Ordinary class “B”, face value of 1	1	960,185	960,185
1,241,407,017			1,241,407	1,241,407

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of March 31, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	03.31.10	12.31.09
ASSETS
CASH AND DUE FROM BANKS	4,001,839	3,696,309
-Cash	1,265,952	1,379,888
-Financial institutions and correspondents	2,735,887	2,316,421
-Argentine Central Bank	2,485,147	2,066,792
-Other local financial institutions	8,370	6,783
-Foreign	242,370	242,846
GOVERNMENT AND CORPORATE SECURITIES	4,137,873	3,920,407
-Holdings of securities in investment accounts and special investment accounts	566,800	43,350
-Holdings of trading securities	134,502	114,186
-Government securities received in connection with reverse repo transactions with the Argentine Central Bank	-	152,650
-Government unlisted securities	1,678,081	1,981,972
-Investments in listed corporate securities	17,710	13,171
-Securities issued by the Argentine Central Bank	1,916,403	1,615,078
-Allowances	(175,623)	-
LOANS	14,060,605	13,477,901
-To the non-financial public sector	21,603	25,416
-To the financial sector	14,031	25,352
-Interbank loans (call money loans granted)	14,000	25,300
-Other loans to local financial institutions	27	24
-Accrued interests, adjustments and quotation differences receivable	4	28
-To the non-financial private sector and residents abroad	14,835,556	14,233,579
-Advances	738,626	630,068
-Promissory notes	3,184,387	3,205,433
-Mortgage loans	926,477	964,291
-Pledge loans	70,358	64,819
-Personal loans	1,929,993	1,724,413
-Credit card loans	6,062,074	5,691,335
-Others	1,780,059	1,828,591
-Accrued interests, adjustments and quotation differences receivable	202,540	178,837
-Documented interest	(58,818)	(54,185)
-Unallocated collections	(140)	(23)
-Allowances	(810,585)	(806,446)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,593,357	3,360,434
-Argentine Central Bank	283,301	493,129
-Amounts receivable for spot and forward sales to be settled	685,691	23,650
-Securities receivable under spot and forward purchases to be settled	509,170	681,148
-Premiums from brought options	238	436
-Others not included in the debtor classification regulations	1,618,241	1,659,726
-Unlisted negotiable obligations	36,358	38,979
-Balances from forward transactions without delivery of underlying asset to be settled	4,587	1,040
-Others included in the debtor classification regulations	480,986	488,280
-Accrued interests receivable not included in the debtor classification regulations	5,170	4,554
-Accrued interests receivable included in the debtor classification regulations	2,324	2,523
-Allowances	(32,709)	(33,031)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of March 31, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	03.31.10	12.31.09
ASSETS UNDER FINANCIAL LEASES	327,673	339,150
-Assets under financial leases	331,305	342,759
-Allowances	(3,632)	(3,609)
EQUITY INVESTMENTS	56,249	53,895
-In financial institutions	1,922	1,882
-Others	59,962	57,973
-Allowances	(5,635)	(5,960)
MISCELLANEOUS RECEIVABLES	959,877	1,155,178
-Receivables for assets sold	35,137	34,106
-Minimum presumed income tax	347,015	328,619
-Others	607,267	820,875
-Accrued interests on receivables for assets sold	280	124
-Other accrued interests and adjustments receivable	109	109
-Allowances	(29,931)	(28,655)
BANK PREMISES AND EQUIPMENT	896,352	898,321
MISCELLANEOUS ASSETS	65,342	63,841
INTANGIBLE ASSETS	560,547	572,324
-Goodwill	23,648	26,346
-Organization and development expenses	536,899	545,978
UNALLOCATED ITEMS	13,495	27,239
OTHER ASSETS	35,624	37,367
TOTAL ASSETS	28,708,833	27,602,366

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Balance Sheet
As of March 31, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	03.31.10	12.31.09
LIABILITIES
DEPOSITS	17,964,686	17,039,366
-Non-financial public sector	1,395,205	1,377,236
-Financial sector	249,799	228,480
-Non-financial private sector and residents abroad	16,319,682	15,433,650
-Current accounts	3,834,620	3,631,399
-Savings Accounts	4,985,937	4,765,626
-Time Deposits	7,183,973	6,727,792
-Investment accounts	140	109
-Others	254,440	248,247
-Accrued interests and quotation differences payable	60,572	60,477
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	6,187,378	6,119,437
-Argentine Central Bank	1,568	3,215
-Others	1,568	3,215
-Banks and international entities	545,712	545,022
-Unsubordinated negotiable obligations	1,194,427	1,539,754
-Amounts payable for spot and forward purchases to be settled	446,281	618,375
-Securities to be delivered under spot and forward sales to be settled	741,201	175,655
-Loans from local financial institutions	208,596	251,481
-Interbank loans (call money loans received)	50,000	70,000
-Other loans from local financial institutions	155,992	179,701
-Accrued interests payable	2,604	1,780
-Balances from forward transactions without delivery of underlying asset to be settled	13,991	8,060
-Others	3,004,008	2,934,951
-Accrued interests and quotation differences payable	31,594	42,924
MISCELLANEOUS LIABILITIES	591,233	578,699
-Dividends payable	10,877	17,000
-Directors' and syndics' fees	6,234	7,071
-Others	574,122	554,628
PROVISIONS	279,311	255,922
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,159,624	1,137,447
UNALLOCATED ITEMS	3,880	7,393
OTHER LIABILITIES	122,903	122,994
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES	298,867	288,569
TOTAL LIABILITIES	26,607,882	25,549,827
SHAREHOLDERS' EQUITY	2,100,951	2,052,539
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	28,708,833	27,602,366

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Memorandum Accounts
As of March 31, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	03.31.10	12.31.09
DEBIT	29,228,776	25,834,331
CONTINGENT	7,005,725	6,585,436
-Loans obtained (unused balances)	85,826	83,095
-Guarantees received	4,611,561	4,353,162
-Others not included in the debtor classification regulations	17,165	16,813
-Contingencies re. contra items	2,291,173	2,132,366
CONTROL	12,967,592	12,295,092
-Uncollectible loans	1,007,872	920,032
-Others	11,473,645	10,916,434
-Control re. contra items	486,075	458,626
DERIVATIVES	7,742,115	5,546,998
-"Notional" value of forward transactions without delivery of underlying asset	3,587,770	2,558,926
-Interest rate swaps	75,500	45,500
-Others	902,000	523,000
-Derivatives re. contra items	3,176,845	2,419,572
TRUST ACCOUNTS	1,513,344	1,406,805
-Trust funds	1,513,344	1,406,805
CREDIT	29,228,776	25,834,331
CONTINGENT	7,005,725	6,585,436
-Loans granted (unused balances)	1,363,541	1,323,498
-Guarantees granted to the Argentine Central Bank	3,157	3,135
-Other guarantees granted included in the debtor classification regulations	231,955	194,474
-Other guarantees granted not included in the debtor classification regulations	365,545	364,851
-Others included in the debtor classification regulations	313,796	234,159
-Others not included in the debtor classification regulations	13,179	12,249
-Contingencies re. contra items	4,714,552	4,453,070
CONTROL	12,967,592	12,295,092
-Checks and drafts to be credited	485,856	458,411
-Others	423,702	416,731
-Control re. contra items	12,058,034	11,419,950
DERIVATIVES	7,742,115	5,546,998
-"Notional" value of put options written	125,668	121,815
-"Notional" value of call options written	8,100	8,100
-"Notional" value of forward transactions without delivery of underlying asset	2,749,577	2,181,157
-Others	293,500	108,500
-Derivatives re. contra items	4,565,270	3,127,426
TRUST ACCOUNTS	1,513,344	1,406,805
-Trust liabilities re. contra items	1,513,344	1,406,805

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Income Statement
For the period of three months commenced January 1, 2010 and ended March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	03.31.10	03.31.09
FINANCIAL INCOME	736,880	763,317
-Interest on cash and due from banks	137	230
-Interest on loans to the financial sector	753	1,611
-Interest on advances	36,247	54,728
-Interest on promissory notes	113,725	104,315
-Interest on mortgage loans	25,418	31,283
-Interest on pledge loans	2,260	2,993
-Interest on credit card loans	223,431	200,804
-Interest on other loans	140,000	96,215
-Net income from government and corporate securities	116,258	85,892
-Interest on other receivables resulting from financial brokerage	5,080	6,745
-Net income from secured loans – Decree No. 1387/01	1,018	6,773
-CER adjustment	1,464	19,371
-Exchange rate differences on gold and foreign currency	25,990	34,706
-Others	45,099	117,651
FINANCIAL EXPENSES	330,256	384,708
-Interest on current account deposits	3,790	3,164
-Interest on savings account deposits	1,148	862
-Interests on time deposits	187,460	231,055
-Interest on interbank loans received (call money loans)	1,433	208
-Interest on other loans from financial institutions	-	92
-Interest on other liabilities resulting from financial brokerage	33,351	71,109
-Interest on subordinated obligations	33,400	29,613
-Other interest	936	785
-Net income from options	197	-
-CER adjustment	45	150
-Contributions made to Deposit Insurance Fund	7,351	6,076
-Others	61,145	41,594
GROSS FINANCIAL MARGIN	406,624	378,609
PROVISIONS FOR LOAN LOSSES	120,991	177,452
INCOME FROM SERVICES	536,514	401,496
-Related to lending transactions	139,221	89,053
-Related to borrowing transactions	130,840	101,048
-Other commissions	8,523	5,437
-Others	257,930	205,958
EXPENSES FOR SERVICES	147,049	103,656
-Commissions	59,793	44,783
-Others	87,256	58,873

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Income Statement
For the period of three months commenced January 1, 2010 and ended March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	03.31.10	03.31.09
ADMINISTRATIVE EXPENSES	589,707	456,291
-Personnel expenses	338,783	245,747
-Directors’ and syndics' fees	2,865	1,723
-Other fees	17,215	14,946
-Advertising and publicity	35,787	29,629
-Taxes	37,411	31,736
-Depreciation of bank premises and equipment	18,061	18,176
-Amortization of organization expenses	13,088	10,017
-Other operating expenses	77,665	67,040
-Others	48,832	37,277
NET INCOME FROM FINANCIAL BROKERAGE	85,391	42,706
MINORITY INTEREST RESULT	(19,665)	(8,648)
MISCELLANEOUS INCOME	132,714	211,107
-Net income from equity investments	2,549	-
-Penalty interests	10,703	1,673
-Loans recovered and allowances reversed	16,130	9,363
-CER adjustment	-	7
-Others	103,332	200,064
MISCELLANEOUS LOSSES	96,425	98,724
-Net income from equity investments	-	1,607
-Penalty interests and charges in favor of the Argentine Central Bank	4	23
-Provisions for losses on miscellaneous receivables and other provisions	30,142	27,176
-CER adjustment	9	-
-Amortization of differences arising from court resolutions	29,175	27,511
-Depreciation and losses from miscellaneous assets	307	469
-Amortization of goodwill	2,698	2,849
-Others	34,090	39,089
NET INCOME BEFORE INCOME TAX	102,015	146,441
INCOME TAX	50,317	54,542
NET INCOME FOR THE PERIOD	51,698	91,899

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the period of three months commenced January 1, 2010 and ended March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
 (Figures stated in thousands of pesos)

	03.31.10	03.31.09
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
-Cash at beginning of fiscal year	5,428,730	4,795,383
-Cash at period-end	5,963,984	4,119,369
Increase / (Decrease) in cash (in constant currency)	535,254	(676,014)
CAUSES FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
-Government and corporate securities	785,954	(643,163)
-Loans
-To the financial sector	732	2,313
-To the non-financial public sector	3,775	5,176
-To the non-financial private sector and residents abroad	(350,009)	149,510
-Other receivables resulting from financial brokerage	92,172	(46,800)
-Assets under financial leases	17,661	42,352
-Deposits
-To the financial sector	21,319	12,320
-To the non-financial public sector	17,969	87,718
-To the non-financial private sector and residents abroad	623,197	124,786
-Other liabilities from financial brokerage
-Financing from the financial sector
-Interbank loans (call money loans received)	(21,433)	(208)
-Others (except from liabilities included in financing activities)	40,116	22,282
Collections related to income from services	630,136	511,531
Payments related to expenses for services	(130,752)	(131,479)
Administrative expenses paid	(602,218)	(466,269)
Payment of organization and development expenses	(30,398)	(28,620)
Collection for penalty interests, net	10,699	1,650
Differences arising from court resolutions paid	(3,503)	1,496
Collection of dividends from other companies	1,222	29
Other collections related to miscellaneous profits and losses	7,910	(92,514)
Net collections / (payments) for other operating activities
-Other receivables and miscellaneous liabilities	(125,041)	15,213
-Other operating activities, net	13,968	127,619
Income tax and minimum presumed income tax payment	(29,858)	(27,017)
Net cash flow generated by (used in) operating activities	973,618	(332,075)
Investment activities
Payments for bank premises and equipment, net	(14,178)	(15,962)
Payments for miscellaneous assets, net	(4,157)	(19,830)
Payments for equity investments	(661)	(1,267)
Net cash flows used in investment activities	(18,996)	(37,059)

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Consolidated Statement of Cash Flows and Cash Equivalents
For the period of three months commenced January 1, 2010 and ended March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
 (Figures stated in thousands of pesos)

	03.31.10	03.31.09
Financing activities
Net collections/(payments) for:
-Unsubordinated negotiable obligations	(405,959)	(173,235)
-Argentine Central Bank
-Others	(1,647)	1,120
-Banks and international entities	383	(177,598)
-Subordinated obligations	(34,905)	(28,072)
-Loans from local financial institutions	(22,885)	(15,976)
Distribution of dividends	-	(23,148)
Other collections from financing activities	1,269	-
Cash flow used in financing activities	(463,744)	(416,909)
Financial results and by holding of cash and cash equivalents (including interest and monetary result)	44,376	110,029
Increase / Decrease in cash, net	535,254	(676,014)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary Accounting Information
Notes to the Consolidated Financial Statements
For the period of three months commenced January 1, 2010 and ended March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

NOTE 1:                      PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank’s (“B.C.R.A.”) Communiqué "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E”) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission (“C.N.V.”). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S.A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company’s quarterly / annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank’s Communiqué “A” 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:                      ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a.	Consolidation of Financial Statements
The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company’s main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.’s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries’ accounting balances was made according to the following:
i.	Assets and liabilities were converted into pesos according to item b.1.
ii.	Allotted capital has been computed for the actually disbursed restated amounts.
iii.	Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.
iv.
Earnings for the period were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal period.

v.	The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 2:                      Continued

b.	Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A., are similar to those applied by the Company (See Note 1 to the financial statements).

Furthermore, the consolidated financial statements of Sudamericana Holding S. A. were prepared in accordance with the disclosure and valuation criteria approved by the Argentine Superintendency of Insurance; which in some aspects differ from the Argentine GAAP in force, in particular as regards the valuation of investments in Secured Loans and certain government securities. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1.           Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of March 31, 2010, December 31, 2009 and March 31, 2009, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.8763, $ 3.7967 and $ 3.7135, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2.           Government and corporate securities
b.2.1.           Government Securities
b.2.1.1.  Holdings of securities in investment accounts
Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015)
In January 2010, Bonar 2015 with a F.V. of $ 668,178 were recorded in this item, from which F.V. $627,178 were valued at their acquisition cost increased according to the internal rate of return (IRR) (see item b.2.1.4.c) and F.V. $41,000 were valued at market values as of the previous fiscal year-end. The above recognition of F.V. $627,178, which pursuant to the regulations in force should be carried out at market values, generated income for $240,624.

As of March 31, 2010, these holdings have been valued at their acquisition cost increased on an exponential basis according to their IRR. These instruments’ market value was their acquisition cost at the closing of operations on the day before they were recognized in this item.

Had these securities been valued at market price, Banco de Galicia y Buenos Aires S. A.´s Shareholders´ Equity would have been decreased by $ 31,122 as of March 31, 2010.

b.2.1.2.      Holdings of trading securities
These are recorded at the closing price for each class of securities at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

b.2.1.3.      Government securities from repo transactions with the Argentine Central Bank.
As of the previous fiscal year-end, these securities were valued as per the above item b.2.1.2.

b.2.1.4.      Government unlisted securities
Taking into consideration the valuation criteria used, these holdings include the following securities:
a)	National Government Bonds in US dollars Libor due 2012 – Compensatory and Hedge Bonds (Boden 2012):
These bonds were received within the scope of sections 28 and 29 of Decree Nº 905/02. Pursuant to the option provided for in current regulations, these have been valued at their technical value.
The same criterion was applied to holdings of such bonds used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”. As of March 31, 2010, sales pending settlement for a F.V. of $ 48,441 have been valued at the arrangement price for each transaction.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

Had these securities been marked to market, the shareholders’ equity would have been reduced by approximately $137,246 as of March 31, 2010 and $ 175,818 as of December 31, 2009, respectively.

Furthermore, Banco de Galicia y Buenos Aires S. A. has established an allowance for impairment of value equal to the estimated difference between their book value and that one the Bank considers it as reasonable realization value. As of March 31, 2010, said difference amounts to $ 175,623.

b)	Discount Bonds and GDP-Linked Negotiable Securities:
These Bonds were received in exchange for Mid-Term Argentine Republic External Notes, Series 74 and 75 carried out by the National Government pursuant to Decree No. 1735/04.

As of March 31, 2010 and December 31, 2009, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities and the carrying value of the securities tendered as of March 17, 2005. Said amount was net of charged financial services. Had these securities been marked to market, as of March 31, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A’ Shareholders’ equity would have been reduced by approximately $ 278,076 and $ 284,111, respectively.

c)	Peso-denominated Bonds issued by the Argentine Nation at Badlar rate due 2015 (Bonar 2015):
These bonds derived from the debt swap offered by the National Government as per resolutions Nos. 216/09 and 57/09 jointly adopted by the Ministry of Finance (Secretaría de Hacienda y de Finanzas).

Banco de Galicia y Buenos Aires S.A. exchanged National Government Bonds in Pesos at 2% due 2014 (Boden 2014) with a F.V. of $ 683,647 (recorded in the Bank´s Shareholders equity in February 2009 within the scope of an exchange transaction of National Secured Loans at market price) for Bonar 2015 with a F.V. of $ 912,669. The exchange ratio used was Bonar 2015 with a F.V. of $ 133.50 (figure stated in Pesos) for each Boden 2014 with a F.V. of $ 100 (figure stated in Pesos).

Pursuant to the guidelines established by the Argentine Central Bank for public debt instruments subscribed through a debt swap, these bonds were stated in the Shareholders´ Equity at the value these exchanged securities had recorded.

As of December 31, 2009, these holdings amounted to a F.V. of $ 746,178, which total $ 323,744 (in January 2010, the amount of F.V. $ 627,178 were recognized in investment accounts. See note b.2.1.1. As of March 31, 2010, these bonds recorded in this item amounted to a F.V. of $ 92,000, which total $ 42,829. These bonds have been valued at their acquisition cost increased according to the accrual of their internal rate of return (IRR).

Had these securities been valued at market price, Banco de Galicia y Buenos Aires S. A.´s Shareholders´ Equity would have been increased by $ 30,928 as of March 31, 2010 and by $ 317,596 as of December 31, 2009.

b.2.1.5.       Securities issued by the Argentine Central Bank
a)	Listed securities:
These are recorded at the closing listed price for each class of securities at the end of each period/fiscal year.

The same criterion was applied to holdings of such bonds used in purchase transactions pending settlement.

b)	Unlisted securities:
Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their IRR. These securities bought and sold pending settlement have been valued at the arrangement price for each transaction.
Had these securities been marked to market, the shareholders’ equity would have been increased by approximately $ 4,079 as of March 31, 2010 and $ 2,254 as of December 31, 2009.

Since these securities do not have volatility or present value published by the Argentine Central Bank, their market value was calculated based on the respective cash payments discounted by the internal rate of return of securities with similar characteristics and duration and with volatility published by said institution.

c)	Holdings of securities in special investment accounts:
As of the previous fiscal year-end, these securities have been valued pursuant to the provisions set forth by the Argentine Central Bank, at their acquisition cost increased on an exponential basis according to their IRR.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

The same criterion was applied to holdings of such securities used in repo transactions recorded under “Other Receivables Resulting from Financial Brokerage” and “Miscellaneous Receivables”.

As of the previous fiscal year-end, these securities amounted to $ 269,925 and have registered no significant differences as compared to market values.

b.2.2.           Investments in listed corporate securities
These securities are valued at the period/fiscal year-end closing price, less estimated selling costs, when applicable.

b.3.           Secured Loans – Decree No. 1387/01
As from February 2009, these Secured Loans have been valued on the basis of the highest value that arises from the difference between the present value, informed by the Argentine Central Bank, and their book value, net. The latter value is the book value recorded as of January 31, 2009, increased monthly by the IRR and adjusted by the CER, net of charged financial services received.

In the case these Secured Loans’ present value is lower than their book value, the monthly accrual is charged to an asset regularizing account. Such account shall be reversed by charging its balance to Income as long as such balance is higher than the positive difference existing between the present value and the net book value, as recorded in the previous fiscal year.

As of March 31, 2010 and December 31, 2009, Secured Loans’ balance was $85 and $ 3,780, respectively, and no balance was recorded in the Regularizing Account.

As of March 31, 2010 and December 31, 2009, their estimated realizable value does not record any difference when compared to their book value. The estimated realizable value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.4.           Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, which according to the legal and/or contractual conditions may be applicable, the adjustment by the CER has been accrued.

b.5.           Debt securities and Participation Certificates in Financial Trusts
Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities, that stem from the financial statements of the respective trusts, as modified by the application of the Argentine Central Bank regulations, when applicable.

b.6.           Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.7.           Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

b.8.           Interest in other companies
b.8.1.        In financial institutions and supplementary and authorized activities
Argentine:
Banco de Galicia y Buenos Aires S.A.’s equity investment in Banelco S.A. is valued under the equity method, based on this company’s last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S.A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electrónica S.A. exceeds the equity method value.

b.8.2.           In other companies
Argentine:
These are stated at their acquisition cost restated as mentioned in the above Note 1 to these financial statements, plus, when applicable, stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Autopista Ezeiza Cañuelas S.A. and Aguas Cordobesas S.A. exceeds their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. was applied.

b.9.           Bank premises and equipment and miscellaneous assets
Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

Depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.10.           Other miscellaneous assets
These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.9. above.

b.11.           Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses”.

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

In the period from December 2005 to December 2008, through Communiqué “A” 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization.

As of December 31, 2008, the balance of $ 209,661 corresponding to deferred accumulated amortizations, will begin to be amortized as from January 2009 in up to 36 equal, monthly and consecutive installments.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

As of March 31, 2010 and December 31, 2009, on account of such legal proceedings, $ 233,381 and $ 259,053, respectively, were registered as assets.

b.12.           Transactions with derivative instruments
Derivative instruments have been recorded as stated in Note 18.

b.13.           Allowances for loan losses and provisions for contingent commitments
These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14.           Income Tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of March 31, 2010, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in an accumulated tax loss.

b.15.           Minimum presumed income tax
Pursuant to Section 13 of the Law No. 25063 as amended by Law No. 25360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

Based on the aforementioned, Banco de Galicia y Buenos Aires S.A, as of March 31, 2010 and December 31, 2009, has assets of $ 342,261 and $ 323,966, respectively.

In addition to the statement made in the preceding paragraphs, as of March 31, 2010, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 3,660 for the minimum presumed income tax, while as of December 31, 2009, this amount was $ 3,033.

b.16.           Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments”.

b.17.           Liabilities - Provisions
As of March 31, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A. has set up provisions for labor, legal, fiscal commitments and other miscellaneous risks.

b.18.           Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S.A.’s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the period/fiscal year. Therefore, the Bank’s management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c.           Differences between the Argentine Central Bank’s regulations and Argentine GAAP in the Autonomous City of Buenos Aires
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires (C.A.B.A.).

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1.           Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A. would determine deferred tax assets as of March 31, 2010, amounting to $ 321,673, and to $ 256,617 as of December 31, 2009.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

c.2.           Valuation of assets with the non-financial public and private sectors
c.2.1.        Government Securities
Argentine Central Bank regulations set forth specific valuation criteria for government securities recorded in special investment accounts and holdings of unlisted securities, which are described in item b.2.1.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. Differences derived from the application of the different valuation criteria are detailed in the above-mentioned Note.

c.2.2.           National Secured Loans
In accordance with the Argentine Central Bank regulations, as of March 31, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A. valued its holdings of Secured Loans as per item b.3. Pursuant to the provisions of Resolution C.D. No. 290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if applicable, plus the interests accrued corresponding to the internal rate of return until the closing date of each period.

As of March 31, 2010 and December 31, 2009, their estimated realizable value does not record any difference when compared to their book value.

c.2.3.           Financial reporting of effects generated by court decisions on deposits
As disclosed in Note 16.1 of the consolidated financial statements, as of March 31, 2010, Banco de Galicia y Buenos Aires S.A. records an asset for $ 233,381 under “Intangible Assets – Organization and Development Expenses”, while as of December 31, 2009 said amount was $ 259,053, for the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.2.4.           Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against the public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.3.           Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.’s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements’ date; and

b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Exchange-rate differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 2:                      Continued

c.4.           Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interests and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

d.	Adoption of the International Financial Reporting Standards by the National Securities Commission
In addition to the specifications set forth in Note 17 to the financial statements, the international financial reporting standards adopted by the National Securities Commission are not applicable to Banco de Galicia y Buenos Aires S.A., Galicia Seguros S.A., Galicia Retiro S.A. and Sudamericana Asesores de Seguros S.A. This is due to the fact that the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as those established by the Argentine Central Bank for the companies included in the Financial Institutions Law and those established by the Argentine Superintendency of Insurance for insurance companies.

Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., institutions which are both included in the public offering system because of their Negotiable Obligations pursuant to Law No. 17811, have approved their respective implementation plans according to the provisions set forth in General Resolution No. 562 issued by the C.N.V. Thus, Tarjetas Regionales S.A.’s Board of Directors approved a plan to voluntarily implement said regulations, which will be carried out in coordination with the above-mentioned subsidiaries.

This Resolution is not mandatory for the rest of the companies controlled by Grupo Financiero Galicia S.A. However, these companies’ Board of Directors have introduced the described change in regulations for consolidation purposes with Grupo Financiero Galicia’s financial statements.

NOTE 3:                      BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S.A.’s controlled companies is presented in Note 10 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S.A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S.A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a three-month period as of December 31, 2009, for consolidation purposes. This Company’s financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.’s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 3:                      Continued

As of March 31, 2010
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco Galicia Uruguay S.A. (*)	Ordinary shares	791,353	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary shares	207,586,358	100.0000	100.0000
Galicia Factoring y Leasing S.A. (in liquidation)	Ordinary shares	1,889,700	99.9800	99.9800
Galicia Valores S.A. Sociedad de Bolsa	Ordinary shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary shares	1,072,360	39.9998	39.9998
Galicia (Cayman) Limited	Ordinary shares	68,535,621	100.0000	100.0000
(*) Shares stated at F.V. of 1,000 Uruguayan pesos.
(**) Ordinary shares A and B.

As of December 31, 2009
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco Galicia Uruguay S.A. (*)	Ordinary shares	791,353	100.0000	100.0000
Tarjetas Regionales S.A. (**)	Ordinary shares	207,586,358	100.0000	100.0000
Galicia Factoring y Leasing S.A. (in liquidation)	Ordinary shares	1,889,700	99.9800	99.9800
Galicia Valores S.A. Sociedad de Bolsa	Ordinary shares	999,996	99.9900	99.9900
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	Ordinary shares	20,000	100.0000	100.0000
Tarjetas Cuyanas S.A.	Ordinary shares	1,939,970	60.0000	60.0000
Tarjeta Naranja S.A.	Ordinary shares	1,920	80.0000	80.0000
Tarjetas del Mar S.A.	Ordinary shares	2,424,208	99.9990	99.9990
Cobranzas Regionales S.A.	Ordinary shares	7,754	77.5400	77.5400
Tarjeta Naranja Dominicana S.A.	Ordinary shares	1,072,360	39.9998	39.9998
Galicia (Cayman) Limited	Ordinary shares	68,535,621	100.0000	100.0000
(*) Shares stated at F.V. of 1,000 Uruguayan pesos.
(**) Ordinary shares A and B.

As of March 31, 2010
Issuing company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Galicia Uruguay S.A.	212,704	157,461	55,243	(2,120)
Tarjetas Regionales S.A.	699,735	2,570	697,165	71,150
Galicia Factoring y Leasing S.A. (in liquidation)	6,135	316	5,819	75
Galicia Valores S.A. Sociedad de Bolsa	96,392	79,478	16,914	221
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	5,031	2,140	2,891	359
Tarjetas del Mar S.A.	70,056	49,083	20,973	(564)
Tarjeta Naranja S.A.	2,831,330	2,192,454	638,876	81,173
Tarjetas Cuyanas S.A.	527,675	403,991	123,684	13,230
Cobranzas Regionales S.A.	4,282	2,780	1,502	145
Tarjeta Naranja Dominicana S.A.	6,975	1,673	5,302	(2,848)
Galicia (Cayman) Limited	220,891	-	220,891	15,006

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 3:                      Continued

Balance Sheet as of December 31, 2009 and Income as of March 31, 2009
Issuing company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Galicia Uruguay S.A.	234,228	178,044	56,184	(8,987)
Tarjetas Regionales S.A.	636,344	2,477	633,867	30,544
Galicia Factoring y Leasing S.A. (in liquidation)	6,075	331	5,744	342
Galicia Valores S.A. Sociedad de Bolsa	63,962	47,270	16,692	61
Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión	4,545	2,012	2,533	132
Tarjetas del Mar S.A.	62,617	41,080	21,537	(849)
Tarjeta Naranja S.A.	2,703,865	2,098,762	605,103	35,592
Tarjetas Cuyanas S.A.	512,468	391,601	120,867	5,699
Cobranzas Regionales S.A.	3,125	1,768	1,357	55
Tarjeta Naranja Dominicana S.A.	6,919	1,672	5,247	(2,919)
Galicia (Cayman) Limited	201,656	-	201,656	(4,935)

The controlled companies’ financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.’s financial statements.

Tarjetas Regionales S. A.’s financial statements as of March 31, 2010, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing company	03.31.10	12.31.09
Tarjetas Cuyanas S.A.	60.000%	60.000%
Tarjetas del Mar S.A.	99.999%	99.999%
Tarjeta Naranja S.A.	80.000%	80.000%

Tarjeta Naranja S.A.’s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S.A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock.

Taking into account the evolution of Tarjeta Naranja Dominicana S.A.´s results, Tarjeta Naranja S.A. has provisioned its 100% interest in said company. Said provision is recorded in these consolidated financial statements under Liabilities - Provisions. As of the period-end, Tarjeta Naranja Dominicana S.A.’s shareholders have agreed on a business plan aimed at achieving a break-even point during this fiscal-year.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:                      MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies’ shareholders’ equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interest in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interest Results”.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 4:                      Continued

The minority interest percentages as of March 31, 2010 and December 31, 2009 are the following:

Issuing company	03.31.10	12.31.09
Banco de Galicia y Buenos Aires S.A.	5.27410%	5.29495%
Net Investment S.A.	0.65926%	0.66187%
Sudamericana Holding S.A.	0.65925%	0.66185%
Galicia Warrants S.A.	0.65926%	0.66187%
Galicia Retiro Cía. de Seguros S.A. (*)	0.65931%	0.66192%
Galicia Seguros S.A. (*)	0.65946%	0.66207%
Sudamericana Asesores de Seguros S.A. (*)	0.66482%	0.66742%
(*) Minority interest determined based on the financial statements as of December 31, 2009 and September 30, 2009.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing company	03.31.10	12.31.09
Galicia Valores S.A. Sociedad de Bolsa	0.0100%	0.0100%
Galicia Factoring y Leasing S.A. (in liquidation)	0.0200%	0.0200%
Tarjetas Cuyanas S.A.	40.0000%	40.0000%
Tarjeta Naranja S.A.	20.0000%	20.0000%
Tarjetas del Mar S.A.	0.0010%	0.0010%
Cobranzas Regionales S.A.	22.4600%	22.4600%
Tarjeta Naranja Dominicana S.A.	60.0002%	60.0002%

NOTE 5:                      RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the current accounts opened at the Argentine Central Bank.

As of March 31, 2010, the balances registered as computable items are as follows:

Item	$	US$	Euros (*)
Cash held in Banco de Galicia y Buenos Aires S.A.’s subsidiaries	563,911	46,812	10,080
Cash held in valuables transportation companies and in transit	299,321	32,697	4,973
Special escrow accounts at the Argentine Central Bank	1,385,827	355,691	-
Total computable items to meet minimum cash requirements	2,249,059	435,200	15,053
(*) Figures stated in thousands of U.S. dollars.

I) As of March 31, 2010, Banco de Galicia y Buenos Aires S.A.’s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
- For repo transactions	$ 91,722
- For transactions carried out at the Rosario Futures Exchange (Rofex) and at the Mercado Abierto Electrónico (MAE)	$ 156,078
- For credit / debit cards transactions	$ 77,891
- For attachments (See Note 20.b)	$ 54,514
- For other transactions	$ 1,039

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 5:                      Continued

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2010 amounted to $ 279,444.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions	$ 533
- Securities held in custody to act as register agent of book-entry mortgage securities	$ 3,157

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S.A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by the said Bank.

e. Guarantees granted for direct obligations
As of March 31, 2010, Banco de Galicia y Buenos Aires S.A. has recorded $ 289,846 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S.A. used BODEN 2012 for a F.V. of US$ 140,000, equal to $ 203,560, through the Argentine Central Bank, to the Subsecretaría de la Micro, Pequeña y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of March 31, 2010, the balance of secured loans was $ 66,051.

Furthermore, as of March 31, 2010, Banco de Galicia y Buenos Aires S. A. used Boden 2012 for a F.V. of US$ 5,100 equal to $ 7,415 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 3,198.

As of December 31, 2009, the total amount of restricted assets for the aforementioned items was $ 1,241,813.

II) As of March 31, 2010, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of March 31, 2010 and December 31, 2009, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of March 31, 2010 and December 31, 2009, the company’s ability to dispose of time deposits for $ 650 was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Dirección General de Rentas de la Provincia de Mendoza) and Telefónica de Argentina S.A.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 5:                      Continued

c. Tarjeta Naranja S.A.:
Attachments in connection with lawsuits have been levied on current account deposits for $ 421. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through funds registered into escrow accounts. Said collateral shall be effective up to the total cancellation of the above-mentioned loans, which non-amortized principal as of March 31, 2010 amounts to $ 131,000.

Moreover, pursuant to the agreements entered into with financial institutions and as collateral for the loans received, Tarjeta Naranja S.A. has agreed not to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S.A.’s assets in some cases, and 15% of said company’s shareholders equity.

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property–Personal Property–Pledges Division of Montevideo-Uruguay, on August 5, 2003 and registered again with said Registry on June 10, 2008; Galicia Uruguay S.A.’s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

As mentioned in Note 16.3 to the consolidated financial statements, Banco Galicia Uruguay S.A. repaid in advance the remaining balance of the debt restructuring plan. Uruguayan courts authorized the release on the restriction existing over the credits that guaranteed said agreement, being effective on April, 2010.

III) As of March 31, 2010, the ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:
On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, Galval Agente de Valores S.A. made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:                      GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of March 31, 2010 and December 31, 2009, holdings of government and corporate securities were as follows:

	03.31.10	12.31.09
Government Securities
Listed
Recorded at market value
Trading securities
-Government bonds	121,004	104,542
-Repo transactions with the Argentine Central Bank	-	152,650
-Others	13,498	9,644
Total trading securities	134,502	266,836
Recorded at cost after amortization
In investment accounts and special investment accounts
-Government bonds	566,800	-
-Securities issued by the Argentine Central Bank	-	43,350
Total securities in investment accounts and special investment accounts	566,800	43,350

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 6:                      Continued

	03.31.10	12.31.09
Securities issued by the Argentine Central Bank
-From repo transactions	556,051	-
-Listed Securities	131,816	651,050
-Unlisted Securities	1,228,536	964,028
Total securities issued by the Argentine Central Bank	1,916,403	1,615,078
Unlisted
Government bonds	1,678,081	1,981,972
Total unlisted securities	1,678,081	1,981,972
Allowances	(175,623)	-
Total government securities	4,120,163	3,907,236
Corporate Securities
-Negotiable obligations (listed)	9,929	5,613
-Shares	74	53
-Negotiable mutual funds from abroad (E.T.Fs.)	7,707	7,505
Total corporate securities	17,710	13,171
Total government and corporate securities	4,137,873	3,920,407

NOTE 7:                      LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to Provincial Governments.
b. Loans to the financial sector: they represent loans to banks and local financial institutions.
c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-	Advances: short-term obligations issued in favor of customers.
-	Promissory notes: endorsed promissory notes, factoring.
-	Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
-	Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-	Credit card loans: loans granted to credit card holders.
-	Personal loans: loans to natural persons.
-	Others: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia y Buenos Aires S.A. must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of March 31, 2010 and December 31, 2009, the classification of the loan portfolio was as follows:

	03.31.10	12.31.09
Non-financial public sector	21,603	25,416
Financial sector	14,031	25,352
Non-financial private sector and residents abroad	14,835,556	14,233,579
-With preferred guarantees	1,119,740	1,142,199
-With other collateral	2,658,063	2,450,075
-With no collateral	11,057,753	10,641,305
Subtotal	14,871,190	14,284,347
Allowance for loan losses	(810,585)	(806,446)
Total	14,060,605	13,477,901

NOTE 7:                      Continued

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 8:                      EQUITY INVESTMENTS

As of March 31, 2010 and December 31, 2009, the breakdown of “Equity Investments” was a follows:

	03.31.10	12.31.09
In financial institutions and supplementary and authorized activities
-Banco Latinoamericano de Exportaciones S.A.	1,922	1,882
-Banelco S.A.	10,015	8,681
-Mercado de Valores de Buenos Aires S.A.	8,141	8,143
-Visa Argentina S.A.	3,169	3,169
-Others	850	852
Total equity investments in financial institutions, supplementary and authorized activities	24,097	22,727
In non-financial institutions
-AEC S.A.	22,041	21,379
-Aguas Cordobesas S.A.	8,911	8,911
-Electrigal S.A.	5,455	5,455
-Others	1,380	1,383
Total equity investments in non-financial institutions	37,787	37,128
Allowances	(5,635)	(5,960)
Total equity investments	56,249	53,895

NOTE 9:                      INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of March 31, 2010 and December 31, 2009, respectively:

	03.31.10	12.31.09
In banks	23,648	26,346
Total	23,648	26,346

NOTE 10:                      TRUST AND SECURITY AGENT ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:
Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

Date of Contract	Trustor	Balances of Trust Funds $	Maturity Date (1)
11.01.06	Peñaflor	1	12.31.10
04.10.07	Sullair	1	12.31.10
02.12.08	Sinteplast	184	01.28.13
12.21.09	Las Blondas	323	12.31.11
	Total	509
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 10:                      Continued

b) Financial trust contracts:
Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds		Maturity Date
		$	US$
07.13.05	Rumbo Norte I	3,295	18	07.13.11 (3)
10.12.05	Hydro I	20,812	-	09.05.17 (2)
12.05.06	Faid 2011	62,441	-	02.28.12 (3)
12.06.06	Gas I	178,494	-	06.30.11 (3)
03.02.07	Agro Nitralco	3,072	-	06.30.10 (3)
09.05.07	Saturno VII	116	-	12.31.10 (3)
11.22.07	Radio Sapienza VI	352	-	01.12.11 (3)
05.06.08	Agro Nitralco II	16,401	2	12.31.10 (3)
05.14.09	Gas II	1,227,773	-	05.31.14 (3)
	Totals	1,512,756	20
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

c) Banco de Galicia y Buenos Aires S.A.´s activities as Security Agent:
Under the terms and conditions for the issuance of Negotiable Obligations Class I for a F.V. of US$ 25,000 corresponding to INVAP S.E., Banco de Galicia y Buenos Aires S.A. entered into an agreement with the latter whereby the Bank undertakes the function of Security Agent.

Pursuant to the terms set forth in the above agreement, INVAP S.E. granted in rem rights with first pledge and privilege over payment rights and any other credit right owned by INVAP S.E. in favor of the Security Agent and in representation of the holders of the secured obligations, in order that the latter can guarantee compliance thereof until the redemption of such Negotiable Obligations.

Banco de Galicia y Buenos Aires S. A., in its capacity as Security Agent, is in charge of the administration of pledged banking accounts, authorized investments, and also carries out all functions specified under the terms and conditions of the agreement. Pledged balances as of March 31, 2010 and December 31, 2009, amount to $ 3,522 and $ 3,538, respectively; and US$ 39,378 for both dates.

NOTE 11:                      NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

Authorized Amount (*)	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 2,000,000	Simple negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured.	5 years	09.30.03 confirmed on 04.27.06	Resolution No. 14708 dated 12.29.03
US$ 342,500	Simple negotiable obligations, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured	5 years	04.28.05 confirmed on 04.26.07	Resolution No. 15228 dated 11.04.05
(*) Or its equivalent in other currencies.

Banco de Galicia y Buenos Aires S.A. has the following Negotiable Obligations outstanding issued under the first global program:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 11:                      Continued

Date of issuance	Currency	Residual face value US$ As of 03.31.10		Type	Term	Rate	Book value (*) $		Issuance authorized by the C.N.V.
							As of 03.31.10	As of 12.31.09
05.18.04	US$	133,732		Simple	(1)	(2)	525,827	762,404	12.29.03 and 04.27.04
05.18.04	US$	293,469	(**)	Subordinated	(3)	(4)	1,164,232	1,141,924	12.29.03 and 04.27.04
(*) It includes principal and interest net of expenses.
(**) This amount includes US$ 75,258 of the capitalization of interest services due between July 1, 2004 and January 1, 2010, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations due 2019).
The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations, and other applicable regulations.
(1) The residual principal of the Negotiable Obligations due 2014 (82.63%) shall be amortized semi-annually, beginning July 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.
(2) As from January 1, 2008, these Negotiable Obligations shall accrue interest payable in cash at an annual fixed rate of 7%.
(3) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interests and additional amounts, if any, fully or partially at the issuer’s option at any time, after all Negotiable Obligations due 2014 have been fully repaid.
(4) Interests on Negotiable Obligations due 2019 shall be payable in cash and in additional Negotiable Obligations due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations due 2019 shall accrue interest payable in cash at an annual fixed rate of 6% as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations due 2019, unless they are previously redeemed.
Interests payable in kind (by means of Negotiable Obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019, unless these Negotiable Obligations are previously redeemed.

In January 2010, the last installment on principal and interest corresponding to Negotiable Obligations due 2010 was repaid, being its cash value of $ 132,923 as of the previous fiscal year-end.

During January 2010, Banco de Galicia y Buenos Aires S.A. cancelled part of the Negotiable Obligations due 2014 for a F.V. of US$ 45,771. These securities had been acquired at market price. This transaction originated an income of approximately $ 3,300.

As of March 31, 2010, Banco de Galicia y Buenos S. A.’s holdings of Negotiable Obligations due 2014 are for an amount of $ 26,977.

Banco de Galicia y Buenos Aires S. A. has not issued Negotiable Obligations under the second global program.

Furthermore, as of March 31, 2010, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

Date of issuance	Currency	Residual face value US$ as of 03.31.10	Type	Term	Rate	Book value (*) $		Issuance authorized by the C.N.V.
						As of 03.31.10	As of 12.31.09
11.08.93	US$	1,673	Simple	10 years	9.00%	11,397	11,021	10.08.93
(*) This amount includes principal and interest.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 11:                      Continued

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, personal loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies’ capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

a) Tarjetas Regionales S.A.
As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

Authorized amount	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 350,000	Simple negotiable obligations, not convertible into shares	5 years	10.31.07	Resolution No. 15785 dated 11.16.07

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of each period / fiscal year:

Date of Placement	Currency	Class Number	Amount in US$	Type	Term	Maturity date	Rate	Book value $ (*)		Issuance authorized by the C.N.V.
								03.31.10	12.31.09
11.29.06	US$ (1)	IV	100,000	Simple	60 months	11.29.11	Annual nominal fixed at 15.5%	153,950	153,950	11.08.06
08.31.09	US$ (2)	Class IX Series 1	35,000	Simple	366 days	09.01.10	(**)	136,150	133,700	08.11.09
08.31.09	US$ (2)	Class IX Series 2	15,000	Simple	730 days	08.31.11	Annual nominal fixed at 12.5% (***)	58,350	57,300	08.11.09
(*)  It corresponds to principal amount outstanding as of the indicated dates.
(**)  Placement made at 92.54% of Negotiable Obligations´ face value.
(***) Placement made at 104.42% of Negotiable Obligations´ face value.
(1) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(2) On August 31, 2009, the Company issued and placed Class IX Negotiable Obligations for a total amount of US$ 50,000, for which US$ 48,063 obtained through said issuance; which, as specified by the terms and conditions of the securities, was converted into $ 184,986 as of December 31, 2009.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 11:                      Continued

Tarjetas Cuyanas S.A.

Authorized amount	Type of Negotiable Obligations	Term of Program	Date of approval by Shareholders’ Meeting	Approval by the C.N.V.
US$ 80,000	Simple negotiable obligations, not convertible into shares	5 years	03.22.07	Resolution No. 15627 dated 05.02.07

The Company has the following Negotiable Obligations outstanding issued under this Global Program as of the close of each period / fiscal year:

Date of Placement	Currency	Class Number	Amount	Type (**)	Term	Maturity date	Rate	Book value $ (*)		Issuance authorized by the C.N.V.
								03.31.10	12.31.09
06.14.07	$	XVIII	$ 200,064 (1)	Simple	5 years	06.14.12	Annual nominal fixed at 12%	82,880	80,556	05.24.07 and 06.14.07
12.02.09	US$	XX	US$ 20,000	Simple	1 year	12.03.10	Annual nominal fixed at 6.12%	73,364	70,356	11.18.09
(*) It corresponds to principal amount and interest outstanding as of the indicated dates.
(**) Negotiable obligations not convertible into shares.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which as specified by the terms and conditions of the securities, was converted into $ 200,064. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

Tarjetas Cuyanas S.A.’s Board of Directors approved the informative prospect for the issuance of simple Negotiable Obligations for an amount of US$ 120,000. At the date of these financial statements, the above-mentioned prospect is subject to authorization by the C.N.V.

NOTE 12:                      MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirements established by the Corporations Law, which amount to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of bank premises and equipment and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of March 31, 2010 and December 31, 2009, minimum capital requirements were as follows:

Date	Capital required	Computable capital	Computable capital as a % of the capital requirement
03.31.10	1,719,020	2,833,022	164.80
12.31.09	1,611,504	2,789,198	173.08

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 13:                      CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it. Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (SEDESA). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:                      RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the Loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. In the event said reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial institutions can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communiqué "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

In addition to the above-mentioned, the Argentine Central Bank shall not accept distribution of profits as long as computable capital is lower than minimum capital requirements increased by 30%.

As of March 31, 2010, the adjustments which should be made to Banco de Galicia y Buenos Aires S.A.’s Retained Earnings, pursuant to the Argentine Central Bank regulations, are as follows:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 14:                      Continued

- The positive net difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price:	$ (509,298)
- The amount of the assets representing losses from lawsuits related to deposits:	$ (233,381)

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank’s ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

Notwithstanding the above mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: “(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank repays two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends.”

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the company's shareholder's equity is below $ 300,000.

In accordance with the terms and conditions for the issuance of Negotiable Obligations Class IV and IX, as well as in accordance with certain financial loan contracts, said company has also agreed not to distribute dividends that may exceed 50% of the company's net income.

NOTE 15:                      NATIONAL SECURITIES COMMISSION (“C.N.V.”)

Resolution No. 368/01
As of March 31, 2010, Banco de Galicia y Buenos Aires S.A.’ shareholders’ equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS (Liquidado)," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," “FIMA PREMIUM” and “FIMA OBLIGACIONES NEGOCIABLES,” as of March 31, 2010, Banco de Galicia y Buenos Aires S.A. holds a total of 778,439,347 units under custody for a market value of $ 1,130,621, which is included in the "Depositors of Securities held in Custody" account. As of previous fiscal year-end, the securities held in custody totaled 772,152,388 units and their market value amounted to $ 1,097,845.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 16:                      ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 -           Deposits with the financial system – Legal actions requesting protection of constitutional guarantees
As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001 a significant number of claims have been filed against the National State and/or financial institutions, and requesting prompt payment of deposits in their original currency. Most courts have ruled these emergency regulations unconstitutional. The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 841,248 and $ 837,745, as of March 31, 2010 and December 31, 2009, respectively, has been recorded under “Intangible Assets”. Residual values as of said dates total $ 233,381 and $ 259,053, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make any claim at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars or in pesos for the equivalent amount at the market exchange rate, as ruled by the Judicial Branch. Such loss was not taken into account by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the “Supreme Court”) ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account, according to the ruling adopted in the Kujarchuk case by the Argentine Supreme Court of Justice.

On March 20, 2007 Supreme Court of Justice ruled, in the case of "EMM S.R.L. c/ Tía S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

The above-mentioned resolutions by the Argentine Supreme Court of Justice would be strongly followed in similar cases to be heard by lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such resolutions for similarly situated cases.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish a provision equal to the difference that arises from deposits’ balances recorded as outstanding at each month-end in their original currency and the balance in pesos that was recorded in the books. This provision established as of March 31, 2010 and charged to Income amounts to $ 1,821, compared to $ 1,774 recorded as of December 31, 2009.

16.2 -           Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002.
During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.
NOTE 16:                      Continued

On January 6, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the U.S. dollars funds credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $ 1.40, that is, the amount of $574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

Banco de Galicia y Buenos Aires S.A. has a claim outstanding before the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 -           Situation of Banco Galicia Uruguay S.A.
During fiscal year 2009 Galicia Uruguay repaid the remaining balance of the debt restructuring plan entered into with its creditors. Uruguayan courts authorized the release on the restriction existing over the credits that guaranteed said agreement, being effective on April, 2010.

It is worth noting that the Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of the period-end, Banco Galicia Uruguay S.A.'s Shareholders Equity amounts to $ 55,243.

NOTE 17:                      SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustor outstanding at the period/fiscal year end:

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						03.31.10	12.31.09
Galtrust I	10.13.00	10.10.15	First Trust of New York N.A.	Secured Bonds in Pesos at 2% due 2018 (1)	US$ 490,224 (*)	566,316	584,111
Galicia	04.16.02	05.06.32	Bapro Mandatos y Negocios S.A.	National Government Bonds in Pesos at 2% due 2014 (2)	$ 108,000	77,711	79,990
Créditos Inmobiliarios Galicia II	10.12.05	12.15.25	Deustche Bank S.A.	Mortgage loans	$ 150,000	57,582	56,172
Galicia Personales VI	09.28.07	06.15.12	Deustche Bank S.A.	Personal loans	$ 108,081	14,319	17,175
Galicia Personales VII	02.21.08	11.15.12	Deustche Bank S.A.	Personal loans	$150,000	37,289	35,216
Galicia Personales VIII	07.04.08	04.15.13	Deustche Bank S.A.	Personal loans	$ 187,500	59,095	55,518

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 17:                      Continued

(*) The remaining US$ 9,776 was transferred in cash.
(1) In exchange for loans to the Provincial Governments.
(2) In exchange for secured loans.

b) As of March 31, 2010 and December 31, 2009, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:
- Received as loan repayment for $ 57,666 and $ 58,662, respectively.
- Acquired as investments for $ 43,826 and $ 52,232, respectively.

c) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustors outstanding at period/fiscal year-end.

Tarjeta Naranja S.A.

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						03.31.10	12.31.09
Tarjeta Naranja Trust VI	12.11.07	01.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 150,003	-	25,115
Tarjeta Naranja Trust VII	02.19.08	07.23.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 142,913	25,131	24,664

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						03.31.10	12.31.09
Tarjeta Naranja Trust VIII	08.05.08	09.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 138,742	48,616	47,917
Tarjeta Naranja Trust IX	12.12.08	05.20.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 90,615	19,578	24,786

As of March 31, 2010, Tarjeta Naranja S.A.’s holdings of participation certificates and debt securities totaled $68,162 and $25,163, respectively. As of December 31, 2009, its holdings of participation certificates and debt securities totaled $ 91,475 and $ 31,007, respectively.

Tarjetas Cuyanas S.A.

Name	Creation Date	Estimated maturity date	Trustee	Trust assets	Portfolio transferred	Book value of securities held in own portfolio
						03.31.10	12.31.09
Tarjetas Cuyanas Trust V	02.04.08	03.15.10	Equity Trust Company (Argentina) S.A.	Certain credit rights against cardholders	$ 61,700	-	21,637(*)
(*) It corresponds to participation certificates.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 18:                      DERIVATIVE INSTRUMENTS

FORWARD PURCHASE-SALE OF FOREIGN CURRENCY WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electrónico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of March 31, 2010, forward purchase and sale transactions totaled $ 3,428,602 and $ 2,680,947, respectively, while as of December 31, 2009 they totaled $ 2,441,126 and $ 2,116,549. Said transactions are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

Apart from that, transactions have been conducted directly with customers pursuant to the above-mentioned conditions, being the balances settled at the expiration date of the contract. As of March 31, 2010, purchase and sale transactions totaled $ 38,950 and $ 348,360, respectively, while as of December 31, 2009, they amounted to $ 354,958 (sales).

PURCHASE-SALE OF INTEREST RATE FUTURES
Banco de Galicia y Buenos Aires S.A. trades these products within the trading environment created by the MAE. The underlying asset is the Badlar rate for time deposits of 30 to 35 days and of more than one million pesos of private banks. Settlement is carried on a daily basis for the difference between the forward price or value of the traded underlying asset and the closing price or value, the difference in price being charged to income.

As of March 31, 2010, purchase and sale transactions conducted amounted to $ 812,000 and $ 293,500, respectively, while as of December 31, 2009 they totaled $ 433,000 and $ 108,500, respectively. Said transactions are recorded under Memorandum accounts for the notional value traded.

In case balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

INTEREST RATE SWAPS
These transactions are conducted within the environment created by the MAE, and the settlement thereof is carried out on a monthly basis, in pesos, for the difference between the cash flows calculated using a variable rate (Badlar for time deposits of 30 to 35 days of private banks) and the cash flows calculated using a fixed rate, or vice versa, on the notional value traded, the difference in price being charged to income.

As of March 31, 2010, transactions conducted amounted to $ 75,500, while as of December 31, 2009, they amounted to $ 45,500, and are recorded under Memorandum Accounts for the notional value traded.

In case accrued balances pending settlement exist, they are recorded under “Other Receivables from Financial Brokerage” and/or “Other Liabilities Resulting from Financial Brokerage”, as the case may be.

As of March 31, 2010, the estimated market value of such instruments amounted to approximately $ 36 (Assets), while as of December 31, 2009, it amounted to $ 27 (Assets).

CALL OPTIONS WRITTEN
Banco de Galicia y Buenos Aires S.A. has granted a call option on the Class “A” Participation Certificate issued by the Godoy Cruz Financial Trust. As of March 31, 2010 and December 31, 2009, the strike price is $ 8,100 plus interests, and the option can be exercised until June 30, 2010.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 18:                      Continued

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of March 31, 2010 and December 31, 2009, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nación Argentina on the payment date of that coupon.

These options have been recorded under “Memorandum Accounts – Credit-Derivatives - Notional Value of Put Options Written” in the amount of $ 125,668 as of March 31, 2010 and $ 121,815 as of December 31, 2009, respectively.

OPTIONS FOR REVERSE REPURCHASE AGREEMENT TRANSACTIONS WITH THE ARGENTINE CENTRAL BANK AT PRE-FIXED RATE
Banco de Galicia y Buenos Aires S.A. has acquired options for reverse repurchase agreement transactions with the Argentine Central Bank, at a pre-fixed rate, in bids carried out by the Argentine Central Bank, pursuant to the terms of Communiqué “A” 4943 and supplementary regulations. The purpose thereof is to guarantee the possibility to get liquidity at a pre-fixed rate, if necessary. The term to exercise an option is 365 days as from each auction.

At the time of exercising the option, the amount of the reverse repurchase agreement to be requested shall not exceed the increase in the loans in pesos to the private sector -excluding the consumer portfolio- that would have taken place between the date of the bid and the date the option is exercised, and/or the amount of the bid.

As of March 31, 2010 and December 31, 2009, total bidding transactions amounted to $ 90,000. Those transactions are recorded under “Derivatives Debit Memorandum Accounts – Other Derivatives re contra Items".

Premiums paid are accrued for the duration of transactions.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivative instruments" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

NOTE 19:                      CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 19:                      Continued

	03.31.10	12.31.09
ASSETS
LOANS	14,060,605	13,477,901
- To the non-financial public sector	21,603	25,416
- To the financial sector	14,031	25,352
- Interbank loans (call money loans granted)	14,000	25,300
- Other loans to local financial institutions	27	24
- Accrued interests, adjustments and quotation differences receivable	4	28
- To the non-financial private sector and residents abroad	14,835,556	14,233,579
- Advances	738,626	630,068
- Promissory notes	3,184,387	3,205,433
- Mortgage loans	926,477	964,291
- Pledge loans	70,358	64,819
- Personal loans	1,929,993	1,724,413
- Credit-card loans	6,062,074	5,691,335
- Others	1,780,059	1,828,591
- Accrued interests, adjustments and quotation differences receivable	202,540	178,837
- Documented interest	(58,818)	(54,185)
- Unallocated collections	(140)	(23)
- Allowances	(810,585)	(806,446)
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,593,357	3,360,434
- Argentine Central Bank	283,301	493,129
- Amounts receivable for spot and forward sales to be settled	685,691	23,650
- Securities receivable under spot and forward purchases to be settled	509,170	681,148
- Premiums from brought options	238	436
- Others not included in the debtor classification regulations	1,618,241	1,659,726
- Unlisted negotiable obligations	36,358	38,979
- Balances from forward transactions without delivery of underlying asset to be settled	4,587	1,040
- Others included in the debtor classification regulations	480,986	488,280
- Accrued interests receivable not included in the debtor classification regulations	5,170	4,554
- Accrued interests receivable included in the debtor classification regulations	2,324	2,523
- Allowances	(32,709)	(33,031)

	03.31.10	12.31.09
LIABILITIES
DEPOSITS	17,964,686	17,039,366
- Non-financial public sector	1,395,205	1,377,236
- Financial sector	249,799	228,480
- Non-financial private sector and residents abroad	16,319,682	15,433,650
- Current accounts	3,834,620	3,631,399
- Savings Accounts	4,985,937	4,765,626
- Time Deposits	7,183,973	6,727,792
- Investment accounts	140	109
- Others	254,440	248,247
- Accrued interests and quotation differences payable	60,572	60,477

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 19:                      Continued

	03.31.10	12.31.09
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	6,187,378	6,119,437
- Argentine Central Bank	1,568	3,215
- Others	1,568	3,215
- Banks and international entities	545,712	545,022
- Unsubordinated negotiable obligations	1,194,427	1,539,754
- Amounts payable for spot and forward purchases to be settled	446,281	618,375
- Securities to be delivered under spot and forward sales to be settled	741,201	175,655
- Loans from local financial institutions	208,596	251,481
- Interbank loans (call money loans received)	50,000	70,000
- Other loans from local financial institutions	155,992	179,701
- Accrued interests payable	2,604	1,780
- Balances from forward transactions without delivery of underlying asset to be settled	13,991	8,060
- Others	3,004,008	2,934,951
- Accrued interests and quotation differences payable	31,594	42,924
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,159,624	1,137,447

NOTE 20:                      CONTINGENCIES

A. Tax Contingencies
Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting audits mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

As regards the determination of tax collection authorities from the Autonomous City of Buenos Aires, in May 2009 the Governmental Public Revenue Authority (A.G.I.P.) commenced tax enforcement proceedings in order to compulsorily collect the amount determined by the tax collection authorities. Within the framework of the legal actions brought by Banco de Galicia y Buenos Aires S.A. with the purpose of challenging the determination of the tax collection authority, a preliminary injunction was granted by the Argentine Federal Court of Appeals in Administrative Matters for the amount corresponding to the Compensatory Bond and, therefore, the Court ordered the A.G.I.P. to refrain from starting tax enforcement proceedings or else requesting precautionary measures for such purpose.

As a result of the foregoing, tax enforcement proceedings are in progress for an original principal amount of $ 38,952, which amount was determined by the tax collection authorities.

Tax collection authorities from the Autonomous City of Buenos Aires continued with the proceedings and, on June 3, 2009, Banco de Galicia y Buenos Aires S.A. raised an objection of incompetence. These proceedings are in progress and no judgment has been rendered to date.

Furthermore, regarding the claims made by the different jurisdictions, Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations, the allowances deemed appropriate pursuant to the evolution of each proceeding have been set up.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 20:                      Continued

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Córdoba and the Municipalities of the provinces of Mendoza and San Luis are in the process of conducting audits, in different degrees of completion. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. Therefore, the companies are taking the corresponding administrative and legal steps in order to solve such issues. As of March 31, 2010, the original amount claimed for taxes totals $ 9,900 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

B. Consumer Protection Associations
Consumer Protection Associations, on behalf of consumers, have filed claims against Banco de Galicia y Buenos Aires S.A. with regard to the collection of some financial charges.

Within this environment, in the case entitled “Padec Prevención Asesoramiento y Defensa del Consumidor c/ Banco de Galicia y Buenos Aires S.A. s/ Incidente de embargo” (“Padec Prevención Asesoramiento y Defensa del Consumidor vs. Banco de Galicia y Buenos Aires S.A. over attachment proceedings) (Proceedings No. 091708), in March 2010 the Court ordered an attachment on the account Banco de Galicia y Buenos Aires S.A. holds at the Argentine Central Bank.

Banco de Galicia y Buenos Aires S.A. made an offer –which was allowed- to replace the attachment with a surety bond until a decision is reached on the judgment appeal. After period-end, the judge accepted the offer and, consequently, the attached funds were reimbursed to Banco de Galicia y Buenos Aires S.A. Banco de Galicia y Buenos Aires S.A. considers the resolution of these controversies will not have a significant impact on its financial condition.

NOTE 21:                      SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of March 31, 2010 and 2009, by related business segment:

Primary segment: Business.

	Financial brokerage	Services	Total
Income	736,880	536,514	1,273,394
Expenses	(330,256)	(147,049)	(477,305)
Result as of 03.31.10	406,624	389,465	796,089
Result as of 03.31.09	378,609	297,840	676,449

Secondary segment: Geographic.

Financial brokerage	City of Buenos Aires	Rest of the country	Foreign	Total
Income	440,348	292,197	4,335	736,880
Expenses	(197,356)	(130,957)	(1,943)	(330,256)
Result as of 03.31.10	242,992	161,240	2,392	406,624
Result as of 03.31.09	229,742	143,587	5,280	378,609

Services	City of Buenos Aires	Rest of the country	Foreign	Total
Income	320,613	212,745	3,156	536,514
Expenses	(87,874)	(58,310)	(865)	(147,049)
Result as of 03.31.10	232,739	154,435	2,291	389,465
Result as of 03.31.09	180,731	112,955	4,154	297,840

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 21:                      Continued

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

	03.31.10	12.31.09
ASSETS
GOVERNMENT AND CORPORATE SECURITIES	4,137,873	3,920,407
LOANS	14,060,605	13,477,901
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,593,357	3,360,434
ASSETS UNDER FINANCIAL LEASES	327,673	339,150

	03.31.10	12.31.09
LIABILITIES
DEPOSITS	17,964,686	17,039,366
OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE	6,187,378	6,119,437
SUBORDINATED NEGOTIABLE OBLIGATIONS	1,159,624	1,137,447

NOTE 22:                      STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

	03.31.10	12.31.09	03.31.09	12.31.08
Cash and due from banks	4,001,839	3,696,309	3,224,227	3,405,133
Securities issued by the Argentine Central Bank	896,834	728,743	124,560	520,239
Reverse repo transactions with the Argentine Central Bank	500,446	153,173	313,959	359,444
Interbank loans - (call money loans granted)	14,000	25,300	29,400	40,200
Loans granted to prime companies with maturity up to 7 days, used as liquidity reserve	45,441	79,810	197,079	58,100
Overnight placements in banks abroad	231,758	440,745	135,581	334,547
Other cash placements	273,666	304,650	94,563	77,720
Cash and cash equivalents	5,963,984	5,428,730	4,119,369	4,795,383

NOTE 23:                      BANCO DE GALICIA Y BUENOS AIRES S.A.’S RISK MANAGEMENT POLICIES

Based on the best practices and with the purpose of achieving an effective risk management system, Banco de Galicia y Buenos Aires S.A. has redesigned the Risk Management Division, redefining its role, hierarchical level and structure. This Division shall be responsible for monitoring and managing, in an active and comprehensive form, the different risks of Banco de Galicia y Buenos Aires S.A. (credit, financial and operational risks) and its subsidiaries. The aim of the Risk Management Division and the Anti-Money Laundering Unit is to guarantee the Board of Directors that they are fully aware of the risks Banco de Galicia y Buenos Aires S.A. is exposed to; and they as well create and propose the policies and procedures necessary to mitigate and control such risks.

Financial risks
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 23:                      Continued

Liquidity
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the “worst scenario”. Two types of liquidity are defined: “operational” liquidity (to address Banco de Galicia y Buenos Aires S.A.'s daily operations) and “additional” liquidity (excess liquidity available). There is a minimum limit for “operational liquidity”, which is equal to a percentage of certain short-term liabilities, and, for “additional liquidity”, there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank. This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a “base” scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the “base” scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.’s Balance Sheet on a consolidated basis.

Market risk
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as “Value at Risk” (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Cross border risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction’s credit rating, the type of transaction and a maximum exposure per counterparty.

Credit risk
Banco de Galicia y Buenos Aires S.A.’s credit granting and analysis system is applied in a centralized manner and is based on the concept of “opposition of interests”, which is generated from the division between credit and commercial functions. Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 23:                      Continued

Banco de Galicia y Buenos Aires S.A.'s Credit Management Division proposes credit risk policies and procedures, and the Risk Management Division approves them and verifies compliance therewith. Also, the Risk Management Division assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. The Credit Management Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, portfolio reduction, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank’s regulations. In turn, the Bank has developed advanced statistical models which result in an internal rating to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute this formula), as well as to adjust lending rates and/or risk policies by customer groups or segments. As regards companies, these models are being tested. As regards individuals, these models are being implemented.

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors, the Risk Management Division Manager and the Credit Management Division Manager. The remaining loans are approved by the Retail Credit Department or the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer’s credit history, both in the system and in the Bank itself (“credit screening"). As regards companies, before approving a loan, the Bank conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.’s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.’s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communiqué “A” 4793 and supplementary regulations.

Banco de Galicia y Buenos Aires S.A. started to implement an operational risk management system in a progressive manner and through a schedule determined in such Communiqué.

Furthermore, the Bank incorporated an operational risk events database that will comply with the reporting requirements set forth in Communiqué “A” 4904 of the Argentine Central Bank.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.’s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

Banco de Galicia y Buenos Aires S.A.'s Risk Management Division, a functional area that reports to the Chief Executive Officer, is responsible for the comprehensive management of the Bank’s three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

NOTE 23:                      Continued

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
Banco de Galicia y Buenos Aires S.A.’s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

Risk regarding money laundering and other illegal activities
As regards the control and prevention of this risk, Banco de Galicia y Buenos Aires S.A. complies with the Argentine Central Bank regulations and Law No. 25246, which amends the Criminal Code as to concealment and asset laundering and creates the Financial Information Unit (“U.I.F.” - Unidad de Información Financiera), under the jurisdiction of the Argentine Ministry of Justice. The U.I.F. is in charge of the analysis, treatment and transmission of the information subject matter of this risk.

Banco de Galicia y Buenos Aires S.A. has control policies, procedures and structures that are in line with the characteristics of the different products offered by the Bank. Said policies and procedures allow monitoring transactions in order to detect, under certain parameters, such transactions that should be considered unusual, and to report them before the U.I.F. in the cases that may correspond. The Anti-Money Laundering Unit (“U.A.L.” as per its initials in Spanish) is in charge of managing this risk, through the implementation of control and prevention procedures as well as the communication thereof to the rest of the organization through the drafting of the corresponding handbooks and the training of all collaborators.

Banco de Galicia y Buenos Aires S.A. has appointed a director to be in charge of this risk and has created a Committee responsible for planning and coordinating the policies determined by the Board of Directors, as well as enforcing compliance therewith. It is worth noting that the basic principle on which the regulations regarding prevention and control of this risk are based is in line with the “know your customer” policy enforced worldwide. The management of this risk is regularly reviewed by Internal Audit.

NOTE 24:                      AGREEEMENT FOR THE PURCHASE OF SHARES

During June 2009, Banco de Galicia y Buenos Aires S.A. entered into an agreement with American International Group Inc. and AIG Consumer Finance Group Inc. for the purchase of 80% of the shares belonging to Compañía Financiera Argentina S.A., Cobranzas y Servicios S.A. and AIG Universal Processing Center S.A., companies incorporated in Argentina that carry out financial and supplementary activities.

Furthermore, the potential buyers of the remaining 20% of the shares belonging to the aforementioned companies made an offer to carry out a "put option" regarding those shares.

In December 2009, such potential buyers assigned their rights to purchase the shares belonging to the aforementioned companies to Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A.

Due to the above, Banco de Galicia y Buenos Aires S.A. and Tarjetas Regionales S.A. acquired a right to buy 95% and 5%, respectively, of the shares belonging to Compañía Financiera Argentina S.A., Cobranzas & Servicios S.A. and AIG Universal Processing Center S.A., subject to the approval of the Argentine Central Bank, among other conditions.

The original price for the transference of all the shares, agreed with the current owners and subject to the customary adjustments for this type of transactions, was set at the amount of $ 166,500; while the price for the assignment of the right to buy was set at $ 21,100.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Consolidated Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 25:                      SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.
The Shareholders’ Meeting held on April 14, 2010, resolved, pursuant to the rules and regulations in force, to distribute the Retained Earnings as of December 31, 2009, as follows:
- Legal Reserve:                                        $   34,370
- To following Fiscal Year:                      $ 297,445

Galicia Factoring y Leasing S.A. (in liquidation)
The Shareholders’ Meeting held on April 7, 2010, decided the early dissolution and later liquidation of the company under the terms of section 94 of Law No. 19550. In this regard, Banco Galicia y Buenos Aires S.A. will continue conducting the international factoring transactions.

Galicia Warrants S.A.
The Shareholders’ Meeting held on April 7, 2010 approved the distribution of retained earnings as of December 31, 2009, for $ 7,725, as follows:
- To cash dividends:                                $   1,500
- To discretionary reserve:                      $   6,225

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Balance Sheet
As of March 31, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	03.31.10	12.31.09
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 11)	4,068	3,817
Investments (Notes 9 and 11 and Schedules C, D and G)	27,139	28,723
Other receivables (Notes 3, 9, and 11 and Schedule G)	2,148	3,072
Total Current Assets	33,355	35,612

NON-CURRENT ASSETS
Other receivables (Notes 3, 9, and 11 and Schedule G)	54,378	51,730
Investments (Note 9 and Schedules B, C and G)	2,226,971	2,166,754
Fixed assets (Schedule A)	2,999	3,019
Total Non-Current Assets	2,284,348	2,221,503
Total Assets	2,317,703	2,257,115

LIABILITIES
CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 16 and Schedule G)	131,378	125,793
Salaries and social security contributions (Notes 5 and 9)	593	1,146
Tax liabilities (Notes 6, 9 and 13)	26,079	26,208
Other liabilities (Notes 7, 9 and 11 and Schedule G)	14,072	10,230
Total Current Liabilities	172,122	163,377

NON-CURRENT LIABILITIES
Financial debts (Notes 4, 9 and 16 and Schedule G)	43,211	41,193
Tax liabilities (Notes 6, 9 and 13)	1,413	-
Other liabilities (Notes 7 and 9)	6	6
Total Non-Current Liabilities	44,630	41,199
Total Liabilities	216,752	204,576
SHAREHOLDERS' EQUITY (per related statement)	2,100,951	2,052,539
Total Liabilities and Shareholders' Equity	2,317,703	2,257,115

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Memorandum Accounts
As of March 31, 2010 and December 31, 2009.
(Figures stated in thousands of pesos)

	03.31.10	12.31.09
Forward purchase of foreign currency without delivery of the underlying asset (Note 15 and Schedule G)	120,218	117,800

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Income Statement
For the three-month period commenced January 1, 2010 and ended
March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	03.31.10	03.31.09
Net income on investments in related institutions	60,437	27,038
Administrative expenses (Note 11 and Schedule H)	(4,229)	(6,649)
Financial income and by holding	(6,033)	101,819
- Generated by assets	1,599	4,194
Interests
Mutual funds	15	28
On time deposits (*)	18	7
On promissory notes receivable (*)	42	42
Result on negotiable obligations (*)	(96)	4
Result on negotiable mutual funds from abroad	101	-
Exchange-rate difference	1,519	4,113
- Generated by liabilities	(7,632)	97,625
Interests
On financial debts (*)	(4,154)	(1,110)
Others	(5)	(338)
Exchange-rate difference	(3,473)	13,523
Income on loan repayment (Note 18)	-	85,550
Other income and expenses (*) – Income	1,268	44
Net Income before income tax	51,443	122,252
Income tax (Note 13)	255	(30,353)
Net Income for the period	51,698	91,899
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11.

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Statement of Changes in the Shareholders’ Equity
For the three-month period commenced January 1, 2010 and ended
March 31, 2010, presented in comparative format with the previous fiscal year.
(Figures stated in thousands of pesos)

Item	Shareholders’ contributions (Note 8)				Retained earnings (Notes 12 and 15)				Total shareholders’ equity
	Capital stock	Capital adjustment	Premium for negotiation of shares in own portfolio	Total	Legal reserve	Discretionary reserve	Valuation adjustment of hedging derivatives	Retained earnings
Balances as of 12.31.08	1,241,407	278,131	606	1,520,144	37,157	97,204	14,421	176,819	1,845,745
Valuation adjustment of hedging derivatives (Note 15)	-	-	-	-	-	-	(14,421)	-	(14,421)
Income for the period	-	-	-	-	-	-	-	91,899	91,899
Balances as of 03.31.09	1,241,407	278,131	606	1,520,144	37,157	97,204	-	268,718	1,923,223

Balances as of 12.31.09	1,241,407	278,131	606	1,520,144	45,998	265,182	(8,060)	229,275	2,052,539
Valuation adjustment of hedging derivatives (Note 15)	-	-	-	-	-	-	(3,286)	-	(3,286)
Income for the period	-	-	-	-	-	-	-	51,698	51,698
Balances as of 03.31.10	1,241,407	278,131	606	1,520,144	45,998	265,182	(11,346)	280,973	2,100,951

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Statement of Cash Flows
For the three-month period commenced January 1, 2010 and ended
March 31, 2010, presented in comparative format with the same period of the previous fiscal year.
(Figures stated in thousands of pesos)

	03.31.10	03.31.09
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year	19,422	27,562
Cash at period-end	18,002	2,290
Net decrease in cash	(1,420)	(25,272)
CAUSES FOR CHANGES IN CASH
Operating activities
Collections for services	1,456	142
Payments to suppliers of goods and services	(1,897)	(3,890)
Personnel salaries and social security contributions	(1,614)	(1,338)
Payment of other taxes	(339)	(2,192)
Collections for other net operating activities	38	-
Net cash flow used in operating activities	(2,356)	(7,278)
Investment activities
Payments for purchases of fixed assets	(3)	-
Collection of Interest	939	1,006
Collections for investments liquidation, net	-	13,073
Net cash flow generated by investment activities	936	14,079
Financing activities
Interests paid	-	(100)
Payment of loans received, net	-	(31,973)
Net cash flow used in financing activities	-	(32,073)
Net decrease in cash	(1,420)	(25,272)

The accompanying notes 1 to 19 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements
For the three-month period commenced January 1, 2010 and
ended March 31, 2010, presented in comparative format.
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 1:                      BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No. 93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A’s C.D. No. 93/05 with certain amendments.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E. and approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiary Banco de Galicia y Buenos Aires S.A.

The preparation of financial statements at a given date requires the Company’s management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The Company’s management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Estimates and assessments made at the date these financial statements were prepared may differ from the situations, events and/or circumstances that may finally occur in the future.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (I.N.D.E.C.).

Certain figures in the financial statements for the fiscal year ended December 31, 2009 have been reclassified for purposes of their presentation in comparative format with those for this period.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at period/year-end, are stated in period-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (U.S. dollars and Euros)
Foreign currency assets and liabilities (in U.S. dollars and Euros) have been stated at Banco de la Nación Argentina’s buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period/fiscal year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each period/fiscal year.

Argentine mutual fund units have been valued at period/fiscal year-end closing price.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 1:                      Continued

Negotiable obligations and negotiable mutual funds from abroad have been valued at their closing price at period/fiscal year-end.

c.2. Non-Current
The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of March 31, 2010 and December 31, 2009, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of March 31, 2010 and December 31, 2009, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated December 31, 2009 and September 30, 2009, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The consolidated financial statements of Sudamericana Holding S.A. have been prepared pursuant to the regulations of the Argentine Superintendency of Insurance (S.S.N. as per its initials in Spanish), which differ from Argentine GAAP in the aspects mentioned in Note 2.b. to the consolidated financial statements. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.’s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

 - Assets and liabilities were converted at the buying exchange rate established by Banco de la Nación Argentina in force at the closing of operations on the last working day of the period/fiscal year.
 - Capital and capital contributions have been computed for the amounts actually disbursed.
 - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
 - Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings.
 - Items in the income statement were converted into pesos applying the monthly average exchange rates.

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under “Investments”, has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at period/fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/fiscal year-end.

NOTE 1:                      Continued

f. Financial debt
Financial debt has been valued pursuant to the amount of money received, net of transaction costs, plus financial interests accrued based on the internal rate of return estimated at the initial recording time.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nación Argentina as of period/fiscal year-end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 13 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

As of December 31, 2009, he Company recorded credit for $ 908, which is recorded by offsetting the income tax determined for fiscal period 2009 (See Note 13 to the Financial Statements).

The Company has set up a provision for the minimum presumed income tax credit, corresponding to the charge for the period of $ 281, since its recovery is not likely at the date of these financial statements.

h. Derivative Instruments
As of March 31, 2010 and December 31, 2009, derivative instruments have been valued at their estimated current value at those dates.

Differences originated from the application of measurement criteria, corresponding to derivative instruments considered to be ineffective hedge instruments, have been recognized in results for the period/fiscal year; while differences corresponding to derivative instruments in the form of hedge instruments considered to be effective to cover cash flow risks have been recognized in shareholders’ equity under “Valuation adjustment of hedging derivative instruments”. These balances are reclassified to results for the period/fiscal year in which the covered item affects such results.

i. Shareholders’ Equity
i.1. Activity in the shareholders’ equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period/fiscal year in which those contributions were actually made.

The adjustment stemming from the restatement of that account in constant currency has been allocated to the “Principal adjustment” account.

i.2. Income and expense accounts
The results for each period are presented in the period in which they accrue.

j. Statement of Cash Flows
“Cash and due from banks” and investments and credit held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

NOTE 1:                      Continued

	03.31.10	12.31.09
Cash and due from banks (Note 2)	4,068	3,817
Investments (Schedule D)	13,934	15,605
Total	18,002	19,422

NOTE 2:                      CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

	03.31.10	12.31.09
Cash	11	11
Cash in custody in other banks (Schedule G)	3,963	3,743
Due from banks – current accounts (Note 11)	94	63
Total	4,068	3,817

NOTE 3:                      OTHER RECEIVABLES

The breakdown of this caption was the following:

	03.31.10	12.31.09
Current
Tax credit	48	-
Promissory notes receivable (Note 11 and Schedule G)	1,099	2,096
Sundry debtors (Note 11)	607	959
Prepaid expenses	12	12
Others (Note 11)	382	5
Total	2,148	3,072

	03.31.10	12.31.09
Non-Current
Tax credit – mandatory savings	5	5
Tax credit – income tax (Note 13)	1,318	1,063
Promissory notes receivable (Note 11 and Schedule G)	53,054	50,661
Sundry debtors	1	1
Total	54,378	51,730

NOTE 4:                      FINANCIAL DEBT

The breakdown of this caption was the following:

	03.31.10	12.31.09
Current
Negotiable obligations (Note 16 and Schedule G)	131,378	125,793
Total	131,378	125,793

	03.31.10	12.31.09
Non-Current
Negotiable obligations (Note 16 and Schedule G)	43,211	41,193
Total	43,211	41,193

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 5:                      SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

	03.31.10	12.31.09
Current
Argentine integrated social security system	75	80
Others	3	7
Provision for annual legal bonus (S.A.C) and social security contributions	65	-
Provision for bonuses	89	354
Provision for retirement insurance	120	480
Provision for Directors’ and Syndics' fees	241	225
Total	593	1,146

NOTE 6:                      TAX LIABILITIES

The breakdown of this caption was the following:

	03.31.10	12.31.09
Current
Income tax – withholdings to be deposited	68	52
Income tax payable (net)	21,672	-
Provision for income tax (net) (Note 13)	-	21,853
Provision for turnover tax (net)	61	25
Provision for tax on personal assets – substitute taxpayer	4,278	4,278
Total	26,079	26,208

	03.31.10	12.31.09
Non-Current
Provision for minimum presumed income tax	281	-
Provision for tax on personal assets – substitute taxpayer	1,132	-
Total	1,413	-

NOTE 7:                      OTHER LIABILITIES

The breakdown of this caption was the following:

	03.31.10	12.31.09
Current
Sundry creditors	67	8
Provision for expenses (Note 11 and Schedule G)	2,656	2,159
Balance of futures contracts to be settled (Note 15)	11,346	8,060
Directors’ qualification bonds	3	3
Total	14,072	10,230

	03.31.10	12.31.09
Non-Current
Directors’ qualification bonds	6	6
Total	6	6

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 8:                      CAPITAL STATUS

As of March 31, 2010, capital status was as follows:
Capital stock issued, subscribed, paid in and recorded	Face value	Restated at constant currency
Balances as of 12.31.08	1,241,407	1,519,538
Balances as of 12.31.09	1,241,407	1,519,538
Balances as of 03.31.10	1,241,407	1,519,538

NOTE 9:                      ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of March 31, 2010, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:
	Investments	Other receivables	Financial debt	Salaries and social security contributions	Tax Liabilities	Other liabilities
1st. Quarter (*)	27,139	1,911	131,378	143	21,801	11,665
2nd. Quarter (*)	-	7	-	-	4,278	1,956
3rd. Quarter (*)	-	230	-	-	-	164
4th. Quarter (*)	-	-	-	450	-	287
After one year (*)	-	54,372	43,211	-	1,413	6
Subtotal falling due	27,139	56,520	174,589	593	27,492	14,078
No set due date	2,226,971	6	-	-	-	-
Past due	-	-	-	-	-	-
Total	2,254,110	56,526	174,589	593	27,492	14,078
Non-interest bearing	2,226,971	2,373	-	593	27,492	14,078
At variable rate	8,126	54,153	-	-	-	-
At fixed rate	19,013	-	174,589	-	-	-
Total	2,254,110	56,526	174,589	593	27,492	14,078
(*) As from the date of these financial statements.

NOTE 10:                      EQUITY INVESTMENTS

The breakdown of equity investments was the following:
As of March 31, 2010
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	532,668,858
	Total	532,668,959	94.725896	94.725900
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000

As of December 31, 2009
Issuing company	Shares		Percentage held in
	Class	Number	Total capital	Possible votes
Banco de Galicia y Buenos Aires S.A.	Ord. Class “A”	101
	Ord. Class “B”	532,551,605
	Total	532,551,706	94.705045	94.705048
Net Investment S.A.	Ordinary	10,500	87.500000	87.500000
Sudamericana Holding S.A.	Ordinary	162,447	87.500337	87.500337
Galicia Warrants S.A.	Ordinary	175,000	87.500000	87.500000
GV Mandataria de Valores S.A.	Ordinary	10,800	90.000000	90.000000
Galval Agente de Valores S.A.	Ordinary	49,870,052	100.000000	100.000000
The financial condition and results of controlled companies were the following:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 10:                      Continued

As of March 31, 2010 (*)
	Assets	Liabilities	Shareholders’ equity	Net income
Banco de Galicia y Buenos Aires S.A.	28,354,655	26,167,421	2,187,234	60,708
Net Investment S.A.	166	117	49	(48)
Galicia Warrants S.A.	28,311	14,658	13,653	261
Galval Agente de Valores S.A.	8,571	1,605	6,966	(1,288)
GV Mandataria de Valores S.A.	1,402	1,132	270	111
Sudamericana Holding S.A. (**)	240,323	161,398	78,925	5,124
(*) See Note 1.c.2.
(**) Financial condition and results as of 12.31.09.

Financial condition as of December 31, 2009 and results as of March 31, 2009 (*)
	Assets	Liabilities	Shareholders’ equity	Net income
Banco de Galicia y Buenos Aires S.A.	27,224,687	25,098,165	2,126,522	30,107
Net Investment S.A.	265	217	48	(325)
Galicia Warrants S.A.	28,594	15,202	13,392	(540)
Galval Agente de Valores S.A.	8,605	350	8,255	(946)
GV Mandataria de Valores S.A.	1,775	1,616	159	(4)
Sudamericana Holding S.A. (**)	260,694	169,893	90,801	10,907
(*) See Note 1.c.2.
(**) Financial condition as of 09.30.09 and results as of 12.31.08.

NOTE 11:                      SECTION 33 OF LAW 19550 - CORPORATIONS LAW

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.
	03.31.10	12.31.09
Assets
Cash and due from banks – current accounts (Note 2)	84	57
Investments – special current accounts (Schedule D)	1	1
Investments – time deposits (Schedule D)	8,649	10,363
Other receivables – promissory notes receivable (Note 3 and Schedule G)	54,153	52,757
Total	62,887	63,178

	03.31.10	12.31.09
Liabilities
Other liabilities – provision for expenses (Note 7)	281	226
Total	281	226

	03.31.10	03.31.09
Income
Financial income – interests on special current accounts	-	1
Financial income – interests on time deposits	255	120
Financial income – interests on promissory notes receivable	807	797
Other income and expenses – fixed assets under lease	68	104
Total	1,130	1,022

	03.31.10	03.31.09
Expenses
Administrative expenses (Schedule H)
Trademark leasing	305	280
Bank expenses	2	2
General expenses	77	114
Total	384	396

NOTE 11:                      Continued

Banco Galicia Uruguay S.A.
	03.31.10	03.31.09
Income
Financial income – interests on negotiable obligations	-	4
Total	-	4

Galval Agente de Valores S.A.
	03.31.10	12.31.09
Liabilities
Other liabilities – provision for expenses (Note 7 and Schedule G)	33	25
Total	33	25

	03.31.10	03.31.09
Expenses
Administrative expenses (Schedule H)
General expenses	34	18
Total	34	18

Galicia Seguros S.A.
	03.31.10	12.31.09
Assets
Other receivables – others (Note 3)	30	-
Total	30	-

Galicia Seguros S.A. (continued)
	03.31.10	03.31.09
Income
Other income – fixed assets under lease	74	37
Total	74	37

Net Investment S.A.
	03.31.10	12.31.09
Assets
Other receivables - sundry creditors (Note 3)	101	201
Total	101	201

GV Mandataria de Valores S.A.
	03.31.10	12.31.09
Assets
Other receivables - sundry creditors (Note 3)	506	757
Total	506	757

Sudamericana Holding S.A.
	03.31.10	03.31.09
Expenses
Financial income and by holding – generated by liabilities
Interests on financial debts (*)	-	6,870
Total	-	6,870
(*) These correspond to the loan for $ 97,000 repaid on 06/04/2009 (See Note 18)

Additionally, the purchase and sale of foreign exchange related to the transactions described in Note 18 was carried out with Banco de Galicia y Buenos Aires S.A.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 12:                      RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Corporations Law, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 13:                      INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

Assets	Losses	Investments	Total
Balances as of 12.31.08	1,271	989	2,260
Charge to income	(1,206)	581	(625)
Others	(65)	-	(65)
Balances as of 12.31.09	-	1,570	1,570
Charge to income	-	39	39
Balances as of 03.31.10	-	1,609	1,609

Liabilities	Fixed assets	Financial debt	Total
Balances as of 12.31.08	7	-	7
Charge to income	(1)	501	500
Balances as of 12.31.09	6	501	507
Charge to income	-	(216)	(216)
Balances as of 03.31.10	6	285	291

As the above-mentioned information shows, as of March 31, 2010 and December 31, 2009 the Company’s deferred tax assets amounted to $ 1,318 and $ 1,063 respectively.

Tax losses recorded by the Company, pending being used, amount to approximately $ 1,945, pursuant to the following breakdown:

Issuance year	Amount	Year due	Deferred tax assets
2010	1,945	2015	681

The deferred tax originated from such tax losses has not been recorded by the Company, since it is supposed that the recovery thereof is not likely at the date of these financial statements.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 315 and $ 317, as of March 31, 2010 and December 31, 2009, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 41 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to Income to that which would result from applying the tax rate in force to the accounting income before tax:

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 13:                      Continued

	03.31.10	03.31.09
Income before income tax	51,443	122,252
Income tax rate in force	35%	35%
Result for the period at the tax rate	18,005	42,788
Permanent differences at the tax rate
Increase in income tax
- Expenses not included in tax return	1,995	3,683
- Other causes	114	151
Decrease in income tax
- Results on investments in related institutions	(21,009)	(12,045)
- Other causes	(41)	(4,224)
- Allowance for impairment of value	681	-
Total income tax charge recorded – (income) / loss	(255)	30,353

The following table shows the reconciliation of tax charged to Income to tax determined for the period for tax purposes:

	03.31.10	03.31.09
Total income tax charge recorded – (income) / loss	(255)	30,353
Temporary differences
- Variation in assets due to deferred tax	39	(1,161)
- Variation in liabilities due to deferred tax	216	1
Total tax determined for tax purposes	-	29,193

Breakdown of net income tax provision:

	03.31.10	12.31.09
Total tax determined for tax purposes	-	23,628
Tax credit	-	(1,775)
Income tax provision (net)	-	21,853

NOTE 14:                      EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of March 31, 2010 and 2009:

	03.31.10	03.31.09
Income for the period	51,698	91,899
Outstanding ordinary shares weighted average	1,241,407	1,241,407
Diluted ordinary shares weighted average	1,241,407	1,241,407
Earnings per ordinary share
- Basic	0.0416	0.0740
- Diluted	0.0416	0.0740

NOTE 15:                      DERIVATIVE INSTRUMENTS

On October 14, 2008, a forward foreign currency hedge contract was entered into, aimed at covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

As mentioned in the paragraph above, since the Company's purpose when entering into this contract was to reduce its exposure to U.S. Dollar fluctuations and denominate its future commitments in Pesos, and the main terms of the contract (amount and due date) were similar to those of the financial debt, the contract has been considered a hedging instrument effective to cover cash flow risks related to the item being covered (financial debts).

As of December 31, 2008, changes in the market value of this derivative instrument for $ 14,421 were charged to Shareholders' Equity, under "Adjustment to the valuation of hedging derivatives”.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

NOTE 15:                      Continued

On January 6, 2009, due to the payment of the financial debts in foreign currency, which are covered by the derivative instrument, a sales contract under similar terms was entered into in order to offset the effects of the above-mentioned forward purchase agreement. Therefore, the reversal of the aforementioned valuation adjustment was carried out on that date, being charged to income for the fiscal year.

Later, the Company entered into a forward foreign currency hedge contract with the purpose of covering the risk associated with the exchange rate exposure of Negotiable Obligations issued in U.S. Dollars.

As of March 31, 2010, the following contract is outstanding, which is considered an effective hedging instrument.

Reference foreign currency		Amount in the reference foreign currency (in thousands)		Forward exchange rate ($ for US$)	Exchange rate for settlement		Settlement date
US$	(1)	31,000	(2)	4.2600	B.C.R.A.	(3)	05.31.10
(1) U.S. dollars.
(2) This hedge contract sets forth that if during the currency thereof the exchange rate is lower than or equal to $ 3.50 (three pesos and fifty cents), the Company shall have to furnish a security in favor of the contracting party for an amount equivalent to the difference between the reference exchange rate of $ 3.75 (three pesos and seventy five cents) and the exchange rate in force at the time such security is furnished, for the amount of the contract.
(3) Reference exchange rate set by the Argentine Central Bank. (Communiqué “A” 3500).

Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

As of March 31, 2010, changes in the market value of derivative instruments considered effective hedging documents for $ (11,346) have been charged to Shareholders’ Equity under “Adjustment to the valuation of hedging derivatives”, and shall be recorded as results when the covered item affects such results.

NOTE 16:                      GLOBAL PROGRAM FOR THE ISSUANCE OF NEGOTIABLE OBLIGATIONS

On March 9, 2009, the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of simple Negotiable Obligations, not convertible into shares. Such Negotiable Obligations may be short-, mid- and/or long-term, secured or unsecured, peso-denominated, dollar-denominated or else may be in any other currency, subject to the compliance with all the legal or regulatory requirements applicable to the issuance in such currency or currency unit, adjustable or non-adjustable, and for a maximum outstanding F.V. of up to US$ 60,000 (sixty million U.S. dollars) or the equivalent thereof in another currency.

The maximum term of the program shall be five years as of the date the program is authorized by the C.N.V., or for any longer term authorized pursuant to regulations in force.

Apart from that, the Negotiable Obligations may be issued pursuant to the laws and jurisdiction of Argentina and/or any other foreign country, in several classes and/or series during the period the Program is outstanding, with the possibility to re-issue the amortized classes and/or series without exceeding the Program’s total amount, and with the possibility that the maturity dates of the different classes and/or series issued occur after the Program’s expiration date, with amortization terms not to be lower than the minimum term or higher than the maximum term permitted by the regulations set forth by the C.N.V., among other characteristics thereof.

By means of resolution No. 16113 dated April 29, 2009, the C.N.V. decided to authorize, with certain conditions, the creation of the Global Program. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a F.V. of US$ 45,000.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 16:                      Continued

On June 4, 2009, Series I and II corresponding to Negotiable Obligations Class I were issued, the main characteristics of which are described as follows:

Series No.	Face Value amount in US$	Issuance price (in thousands of US$)	Term (in days)	Maturity date	Interest rate	Book value $
I	34,404	0.09268	360	05.30.10	(*)	131,378
II	10,596	0.10348	720	05.25.11	Annual nominal 12.5%	43,211
(*) Negotiable Obligations Series I do not accrue interests as they were issued on a discounted base.

The first interest payment for Series II was carried out on December 1, 2009, for the amount of US$ 653.

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000.

The Shareholders’ Meeting held on April 14, 2010 approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency.

NOTE 17:                      ADOPTION OF THE INTERNATIONAL FINANCIAL REPORTING STANDARDS  BY THE NATIONAL SECURITIES COMMISSION

The National Securities Commission (C.N.V.) has established the application of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which adopts the International Financial Reporting Standards issued by the IASB (International Accounting Standards Board) for certain entities included within the public offering system regulated by Law 17811, whether because of their capital or their negotiable obligations, or because they have requested to be included in such system. The application of such standards shall be compulsory for the Company as from the fiscal year commenced on January 1, 2012. The Board of Directors approved the specific implementation plan on April 28, 2010.

It is worth noting that Technical Pronouncement No. 26 waives the compulsory application of the International Financial Reporting Standards to companies regarding which, even if they have negotiable securities within the public offering system, whether because of their capital or else their negotiable obligations, the C.N.V. holds the position to accept accounting criteria set forth by other regulatory or control bodies, such as companies included in the Financial Institutions Law and insurance companies.

Additionally, Note 2.d. to the consolidated financial statements includes the steps taken by subsidiaries that were forced to adopt the abovementioned change in regulations.

NOTE 18:                      REPAYMENT OF FINANCIAL DEBTS DURING FISCAL YEAR 2009

On January 7, 2009, the loan for US$ 62,000, which matured on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

Due to the aforementioned transaction, the Company has recorded non-recurring extraordinary income for $ 85,550, which arises from considering the original amount of the loan for US$ 62,000, plus interests that, as of January 6, 2009 amounted to US$ 1,883 and was waived, less the amount of US$ 39,100 for the repayment in full of the debt.

The financing granted by local institutions referred to in the first paragraph was repaid with funds obtained from the issuance of Negotiable Obligations. (See Note 16 to these financial statements.)

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))
NOTE 19:                      SUBSEQUENT EVENTS

Distribution of Retained Earnings:
The Shareholders’ Meeting held on April 14, 2010, resolved, pursuant to the rules and regulations in force, to distribute the Retained Earnings as of December 31, 2009, as follows:

- Legal Reserve:                                        $   11,464
- Discretion ary Reserve:                         $ 217,811

Sale of real estate
On May 7, 2010, the Company entered into a purchase and sale agreement with Galicia Seguros S.A. to sell the property located in Maipú 241, Autonomous City of Buenos Aires, for US$ 2,131. Such sale is subject to the approval of the Argentine National Superintendence of Insurance (Superintendencia de Seguros de la Nación).

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Fixed assets and investments in assets of a similar nature
For the three-month period ended March 31, 2010,
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule A

Main account	At beginning of year	Increases	Balance at fiscal year end	Depreciations				Net book value	Net book value for previous fiscal year
				Accumulated at beginning of year	Rate annual %	Amount for the period	Accumulated at the close of year
Real estate	3,446	-	3,446	506	2	16	522	2,924	2,940
Furniture and facilities	220	-	220	214	20	1	215	5	6
Machines and equipment	449	-	449	402	20	4	406	43	47
Hardware	270	3	273	244	20	2	246	27	26
Totals as of 03.31.10	4,385	3	4,388	1,366		23	1,389	2,999	-
Totals as of 12.31.09	4,346	39	4,385	1,269		97	1,366	-	3,019

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Goodwill
For the three-month period ended March 31, 2010,
presented in comparative format.
 (Figures stated in thousands of pesos)

Schedule B

Main account	At beginning of year	Balance at fiscal year end	Depreciations				Net book value	Net book value for previous fiscal year
			Accumulated at beginning of year	Rate annual %	Amount for the period	Accumulated at the close of year
Goodwill (Schedule C)	12,788	12,788	3,091	10	320	3,411	9,377	9,697
Totals as of 03.31.10	12,788	12,788	3,091		320	3,411	9,377	-
Totals as of 12.31.09	12,788	12,788	1,812		1,279	3,091	-	9,697

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Investments in shares and other negotiable securities
Equity investments
For the three-month period ended March 31, 2010,
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule C

Issuance and characteristics of the securities	Class	Face value	Number	Market cost	Market price	Equity method value	Recorded value as of 03.31.10	Recorded value as of 12.31.09
Current investments (*) (Schedule G)
E.T.Fs. from abroad				7,545	7,707	-	7,707	7,505
Negotiable obligations				5,677	5,498	-	5,498	5,613
Total				13,222	13,205	-	13,205	13,118
Non-current investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10 and Schedule G):
Banco de Galicia y Buenos Aires S.A.	Class “A” ordinary	0.001	101	3,028,727	2,130,676	2,129,249	2,129,249	2,072,245
	Class “B” ordinary	0.001	532,668,858
			532,668,959
	Goodwill (Schedule B)			12,788	-	-	9,377	9,697
Galicia Warrants S.A.	Ordinary	0.001	175,000	11,829	-	11,957	11,957	11,728
Galval Agente de Valores S.A.	Ordinary	0.001	49,870,052	13,274	-	6,966	6,966	8,255
Net Investment S.A.	Ordinary	0.001	10,500	22,341	-	50	50	42
Sudamericana Holding S.A.	Ordinary	0.001	162,447	42,918	-	69,128	69,128	64,644
GV Mandataria de Valores S.A.	Ordinary	0.001	10,800	11	-	244	244	143
Total				3,131,888	2,130,676	2,217,594	2,226,971	2,166,754
(*) Include accrued interests, if applicable.

Issuance and characteristics of the securities	INFORMATION ON THE ISSUING COMPANIES
	Latest financial statements (Note 10)
	Principal line of business	Date	Capital Stock		Net income		Shareholders’ equity	Percentage of equity held in the capital stock
Non-current investments
Corporations. Section 33 of Law No.19550:
Controlled Companies (Note 10):
Banco de Galicia y Buenos Aires S.A.	Financial Activities	03.31.10	562,327		60,708	(1)	2,187,234	94.725896
Galicia Warrants S.A.	Issuance of deposit certificates and warrants	03.31.10	200		261	(1)	13,653	87.500000
Galval Agente de Valores S.A.	Custody of Securities	03.31.10	8,255	(2)	(1,288)	(1)	6,966	100.000000
Net Investment S.A.	Information Technology	03.31.10	12		(48)	(1)	49	87.500000
Sudamericana Holding S.A.	Financial and investment activities	12.31.09	186		12,021	(3)	78,925	87.500337
GV Mandataria de Valores S.A.	Agent	03.31.10	12		111	(1)	270	90.000000
(1) For the three-month period ended 03.31.10.
(2) Equivalent to 49,870,052 thousand Uruguayan pesos.
(3) For the six-month period ended 12.31.09.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Other Investments
For the three-month period ended March 31, 2010,
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule D

Main account and characteristics	Recorded value as of 03.31.10	Recorded value as of 12.31.09
Current investments (*)
Deposits in special current accounts (Note 11 and Schedule G)	4,639	3,234
Mutual Funds (Schedule G)	419	1,786
Time deposits (Note 11)	8,876	10,585
Total	13,934	15,605
(*) Include accrued interests, if applicable.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Foreign Currency Assets and Liabilities
For the three-month period ended March 31, 2010,
presented in comparative format.
(Figures stated in thousands of pesos and thousands of U.S. dollars and/or Euros)

Schedule G

Captions	Amount and type of foreign currency		Exchange rate	Amount in Argentine currency as of 03.31.10	Amount and type of foreign currency		Amount in Argentine currency as of 12.31.09
Assets
Current assets
Cash and due from banks
- Cash in custody in other banks	US$	1,032.64	3.8380	3,963	US$	995.48	3,743
Investments
- Deposits in special current accounts	US$	1,208.46	3.8380	4,638	US$	859.92	3,233
- Mutual Funds	US$	1.69	3.8380	6	US$	1.69	6
- E.T.Fs. from abroad	US$	2,008.13	3.8380	7,707	US$	1,996.03	7,505
- Negotiable obligations	US$	1,432.50	3.8380	5,498	US$	1,492.90	5,613
Other receivables
- Promissory notes receivable	US$	286.28	3.8380	1,099	US$	557.56	2,096
Total Current Assets				22,911			22,196
Non-current assets
Other receivables
- Promissory notes receivable	US$	13,823.56	3.8380	53,054	US$	13,473.62	50,661
Investments
- Equity investments	US$	1,815.07	3.8380	6,966	US$	2,195.41	8,255
Total Non-Current Assets				60,020			58,916
Total Assets				82,931			81,112
Liabilities
Current liabilities
Financial debt
- Negotiable obligations	US$	33,877.95	3.8780	131,378	US$	33,103.34	125,793
Other liabilities
- Provision for expenses	US$	377.88	3.8780	1,465	US$	303.51	1,153
- Provision for expenses		€2.55	5.2477	14		€2.55	14
Total Current Liabilities				132,857			126,960
Non-current liabilities
Financial debt
- Negotiable obligations	US$	11,142.53	3.8780	43,211	US$	10,840.36	41,193
Total Non-Current Liabilities				43,211			41,193
Total Liabilities				176,068			168,153
Memorandum Accounts
- Forward purchase of foreign currency	US$	31,000.00	3.8780	120,218	US$	31,000.00	117,800

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Information required by Section 64, subsection b) of Law No. 19550
For the three-month period ended March 31, 2010,
presented in comparative format.
(Figures stated in thousands of pesos)

Schedule H

Captions	Total as of 03.31.10	Administrative Expenses	Total as of 03.31.09
Salaries and social security contributions	1,015	1,015	669
Bonuses	89	89	63
Entertainment, travel, and per diem	-	-	6
Services to the staff	-	-	4
Training expenses	14	14	-
Retirement insurance	120	120	145
Directors’ and syndics' fees	472	472	348
Fees for services	685	685	2,075
Taxes	1,318	1,318	2,518
Security services	1	1	1
Insurance	94	94	82
Leases	1	1	-
Stationery and office supplies	13	13	11
Electricity and communications	23	23	23
Maintenance expenses	31	31	4
Depreciation of fixed assets	23	23	24
Bank charges (*)	3	3	79
Condominium Expenses	36	36	23
General expenses (*)	241	241	532
Vehicle expenses	25	25	27
Leasing of brand (*)	16	16	15
Expenses corresponding to the “Global Program for the Issuance of Negotiable Obligations”	9	9	-
Totals	4,229	4,229	6,649
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 11 to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Additional Information to the Notes to the Financial Statements
For the three-month period commenced January 1, 2010 and ended
March 31, 2010, presented in comparative format.
(Figures stated in thousands of pesos)

NOTE 1:	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
None.

NOTE 2:
SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.

None.

NOTE 3:                CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
a)      Receivables: See Note 9 to the financial statements.
b)      Debts: See Note 9 to the financial statements.

NOTE 4:                CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
a)      Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
b)      Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:                BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS – SECTION 33 OF LAW 19550
See Note 10 and Schedule C to the financial statements.

NOTE 6:	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
As of March 31, 2010 and December 31, 2009, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:                PHYSICAL INVENTORY OF INVENTORIES
As of March 31, 2010 and December 31, 2009, the Company did not have any inventories.

NOTE 8:                CURRENT VALUES
See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:                FIXED ASSETS
See Schedule A to the financial statements.
a)      Fixed assets that have been technically appraised:
         As of March 31, 2010 and December 31, 2009, the Company did not have any fixed assets that have been technically appraised.
b)      Fixed assets not used because they are obsolete:
         As of March 31, 2010 and December 31, 2009, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:              EQUITY INVESTMENTS
The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Additional Information to the Notes to the Financial Statements (Continued)
(Figures stated in thousands of pesos)

NOTE 11:              RECOVERABLE VALUES
As of March 31, 2010 and December 31, 2009, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:              INSURANCE
As of March 31, 2010 and December 31, 2009, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value as of 03.31.10	Book Value as of 12.31.09
Building, electronic equipment and/or office assets.	Fire, thunderbolt, explosion and/or theft.	1,040	860	750

NOTE 13:             POSITIVE AND NEGATIVE CONTINGENCIES
a)	Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders’ Equity: None.
b)
Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition:
As of March 31, 2010 and December 31, 2009, there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:              IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
a)	Status of capitalization arrangements: As of March 31, 2010 and December 31, 2009, there were no irrevocable contributions towards future share subscriptions.
b)	Cumulative unpaid dividends on preferred shares: As of March 31, 2010 and December 31, 2009, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:              RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
See Note 12 to the financial statements.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary and Explanatory Statement by the Board of Directors
For the three-month period commenced January 1, 2010 and ended
March 31, 2010, presented in comparative format.
 (Figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Córdoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of March 31, 2010 and December 31, 2009, the Company had not set up any allowances or provisions.

b) Inventories:
As of March 31, 2010 and December 31, 2009, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of March 31, 2010 and December 31, 2009, the Company had not set up any allowances or provisions.

b) Inventories:
As of March 31, 2010 and December 31, 2009, the Company did not have any inventories.

c) Investments:
See Note 10 and Schedule C to the financial statements.

d) Fixed assets:
1) As of March 31, 2010 and December 31, 2009, the Company did not have any fixed assets that have been technically appraised.
2) As of March 31, 2010 and December 31, 2009, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedules B and C to the financial statements.
2) As of March 31, 2010 and December 31, 2009, there were no deferred charges.

C. Current Liabilities:
1) See Note 9 to the financial statements.
2) See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:
As of March 31, 2010 and December 31, 2009, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders’ Equity:
1) As of March 31, 2010 and December 31, 2009, the Shareholders’ Equity did not include the "Irrevocable Advances towards future share issues" account.
2) As of March 31, 2010 and December 31, 2009, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Supplementary and Explanatory Statement by the Board of Directors (Continued)
(Figures stated in thousands of pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
2) See Notes 9 and 11 to the financial statements.
3) As of March 31, 2010 and December 31, 2009, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
4) See Notes 9 and 11 to the financial statements.
5) As of March 31, 2010 and December 31, 2009, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured assets	Risks covered	Insured amount	Book Value as of 03.31.10	Book Value as of 12.31.09
Building, electronic equipment and/or office assets.	Fire, thunderbolt, explosion and/or theft.	1,040	860	750

6) As of March 31, 2010 and December 31, 2009, there were no contingencies highly likely to occur which have not been given accounting recognition.
7) As of March 31, 2010 and December 31, 2009, the Company did not have any receivables including implicit interests or index adjustments.

As of March 31, 2010 and December 31, 2009, the Company had negotiable obligations issued at a discounted rate. See Note 16 to the financial statements.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, May 11, 2010

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Informative Review as of March 31, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

Grupo Financiero Galicia S.A.’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the three-month period ended March 31, 2010 amounted to $51,698. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On March 9, 2009 the General Ordinary Shareholders’ Meeting approved the creation of a Global Program for the Issuance of Simple Negotiable Obligations, not convertible into shares, for a maximum outstanding face value that shall not exceed US$ 60,000 (sixty million U.S. dollars) or the equivalent thereof in another currency.

On April 28, 2009, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2008, through the allocation of $ 8,841 to Legal Reserve and $ 167,978 to Discretionary Reserve.

By means of Resolution No. 16113 dated April 29, 2009, the National Securities Commission decided to authorize, with certain conditions, the creation of a Global Program for the Issuance of simple Negotiable Obligations, non-convertible into shares, for a maximum face amount outstanding at any time during the life of the Program that cannot exceed US$ 60,000 or its equivalent in any other currency. On May 8, 2009, together with the release of such conditions, the National Securities Commission approved the Price Supplement of the Negotiable Obligations Class I, Series I and II, for a F.V. of US$ 45,000. On June 4, 2009, the above-mentioned Series were issued. (See Note 16 to the financial statements.)

On April 14, 2010, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2009, through the allocation of $ 11,464 to Legal Reserve and $ 217,811 to Discretionary Reserve.

Furthermore, the above-mentioned Shareholders’ Meeting approved an increase of US$ 40,000 in the amount of the Global Program for the Issuance of Negotiable Obligations. Therefore, the maximum amount of the Program, which nowadays is of up to US$ 60,000 or its equivalent in any other currency, shall be of up to US$ 100,000 or its equivalent in any other currency. (See Note 16 to the financial statements.)

On May 7, 2010, the C.N.V. authorized, within the Global Program outstanding, the issuance of Negotiable Obligations Class II, Series I, II and III, for US$ 45,000.

BALANCE SHEET FIGURES

	03.31.10	03.31.09	03.31.08	03.31.07	03.31.06
Assets
Current assets	33,355	6,758	107,254	317,400	32,378
Non-current assets	2,284,348	2,063,146	1,858,434	1,284,993	1,599,739
Total Assets	2,317,703	2,069,904	1,965,688	1,602,393	1,632,117
Liabilities
Current liabilities	172,122	117,891	76,878	6,289	6,992
Non-current liabilities	44,630	28,790	198,149	5,772	12,640
Total Liabilities	216,752	146,681	275,027	12,061	19,632
Shareholders’ equity	2,100,951	1,923,223	1,690,661	1,590,332	1,612,485
Total	2,317,703	2,069,904	1,965,688	1,602,393	1,632,117

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Informative Review as of March 31, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

INCOME STATEMENT

	03.31.10	03.31.09	03.31.08	03.31.07	03.31.06
Ordinary operating result	56,208	20,389	41,035	(27,163)	(20,876)
Financial results	(6,033)	101,819	(5,486)	13,223	11,589
Other income and expenses	1,268	44	607	734	1,222
Net Operating Income	51,443	122,252	36,156	(13,206)	(8,065)
Income Tax	255	(30,353)	-	(4,930)	(6,226)
Net income	51,698	91,899	36,156	(18,136)	(14,291)

RATIOS

	03.31.10	03.31.09	03.31.08	03.31.07	03.31.06
Liquidity	0.19379	0.05732	1.39512	50.46907	4.63072
Credit standing	9.69288	13.11160	6.14725	131.85739	82.13554
Capital assets	0.98561	0.99674	0.94544	0.80192	0.98016

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communiqué “A” 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Progress made regarding compliance with the Plan for the Implementation of the International Financial Reporting Standards (IFRS)

Pursuant to what was determined by the C.N.V. through General Resolution No. 562/09, the Company developed a Plan for the Implementation of the IFRS, which was approved by the Board of Directors at the meeting held on April 28, 2010.

After having monitored the specific plan for the implementation of the IFRS, the Board of Directors is not aware of any circumstances that may require modifications to the above-referred plan or that may indicate a possible departure from the goals and dates set.

Equity investments in other companies
•	Banco de Galicia y Buenos Aires S.A.
See the Notes to the consolidated financial statements that correspond to Banco de Galicia y Buenos Aires S.A.

•	Net Investment S.A.
The business volume reached during fiscal year 2008 was not enough to cover the company’s operating expenses. Taking into consideration the economic estimates for fiscal year 2009, Net Investment S.A.’s Board of Directors decided to refocus its operations and rightsize its structure, pursuant to the new order of activities to be carried out.

Due to the circumstances mentioned in the previous paragraph, the company entered into agreements for the payment of irrevocable contributions with its shareholders. Such agreements provide for the allocation of irrevocable contributions to cover the losses.

The Ordinary Shareholders’ Meeting held on April 12, 2010 decided to use the irrevocable contributions received as of December 31, 2009, for the absorption of the losses for $ 768 recorded in the balance sheet for the period ended on such date and record the remaining balance of $ 3 under the “Other Reserves” account.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Informative Review as of March 31, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

The Board of Directors is working on finding new business alternatives.

•	Sudamericana Holding S.A.
Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

The insurance business undertaken by the Company is one of the most important aspects of Grupo Financiero Galicia S.A.’s strategy to strengthen its position as a leading financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal period commenced on January 1, 2010 and ended on March 31, 2010, amounted to $ 86,925.

As of March 31, 2010, these companies had approximately 4.2 million insured in all their lines of business.

From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies’ sales.

As a result of this effort, the premium volume for the first quarter of 2010 exceeded that for the same period of the previous year by 10.4%.

•	Galicia Warrants S.A.
Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the financial sector as an additional credit instrument. It also renders a full spectrum of services related to inventory management to the productive sector.

The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The company has its corporate headquarters in Buenos Aires and an office in the city of Tucumán, through which it has developed the warrants issuance market and has incorporated the storage service in different regional economies and geographic areas of the country.

For the fiscal year ended December 31, 2009, Galicia Warrants S.A. has recorded income from services for $ 10,854 and income from the sale of the grain storage plant in San Salvador, province of Entre Ríos, for $ 10,629. Net income for the fiscal year was $ 7,725.

During the first quarter of 2010, deposit certificates and warrants were issued for $ 110,727, regarding merchandise under custody located throughout the country.

During the first quarter, the higher credit offer and the better performance of productive markets allowed the company to recover the business volumes which had been hit by the crisis that took place at the beginning of 2009, and generated a more optimistic outlook for the rest of this fiscal year.

•	Galval Agente de Valores S.A.
Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

Grupo Financiero Galicia S.A.
“Corporation which has not adhered to the optional system
for the mandatory acquisition of shares in a public offering"
Informative Review as of March 31, 2010 and 2009
(Figures stated in thousands of pesos ($) and U.S. dollars (US$))

As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of March 31, 2010 it holds customers’ securities in custody for US$ 120,455, of which US$ 18,306 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

As of March 31, 2010, Galval Agente de Valores S.A. had recorded income for US$ 162,451, with a recorded net loss of US$ 380.

Results for fiscal year 2010 shall be subject to the level of recovery the global economy may experience, and to the impact such recovery may have on the region.

The outlook for this fiscal year is mainly related to the possible consolidation of stability and recovery that capital markets have shown during the last months.

Results shall be mainly subject to those variables which, in case they are achieved, could lead to an increase in the purchase and sale of securities, what would directly have an influence on the increase in income for the company.

•	GV Mandataria de Valores S.A.
On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.). The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

In December 2008, the company entered into an agreement to act as agent of Galval Agente de Valores S.A., being nowadays the only activity it carries out.

Income from services amounted to $ 1,050 for the fiscal period commenced January 1, 2010 and ended March 31, 2010, with a pretax net income of $ 181.

Grupo Financiero Galicia S.A.’s outlook for fiscal year 2010 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system.

Autonomous City of Buenos Aires, May 11, 2010

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

1.
In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of  March 31, 2010, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three-month period then ended, as well as supplementary Notes 1 to 19, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the three-month period ended March 31, 2010, with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our work was conducted in accordance with standards applicable to syndics in Argentina. These standards require the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. S.R.L., who issued their limited review report on May 11, 2010, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of the financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the business criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2010 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the Rules concerning Accounting Documentation of the Córdoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company’s accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4.
Based on our review, with the scope mentioned in paragraph 2 above, we report that the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2010 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In compliance with the legality control that is part of our field of competence, we have no observations to make.

As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three-month period ended March 31, 2010, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company’s Board of Directors.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

Autonomous City of Buenos Aires, May 11, 2010

Supervisory Syndics’ Committee

Limited Review Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address: Tte. Gral. Juan D. Perón 456 – 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1.
We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2010, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the three-month periods ended March 31, 2010 and 2009, as well as supplementary Notes 1 to 19 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Córdoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2010, and the consolidated income statements and consolidated statements of cash flows and cash equivalents for the three-month periods ended March 31, 2010 and 2009, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2.
Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s financial condition, the results of its operations, changes in its shareholders’ equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3.
The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared their financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.
On February 15, 2010 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2009 and 2008 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 3 above.

5.
Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2009 and 2008 mentioned in item 4, we express the following:

a)
the financial statements of Grupo Financiero Galicia S.A. as of March 31, 2010 and 2009 and its consolidated financial statements at those dates, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 3 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b)
the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems from financial statements of Grupo Financiero Galicia S.A. as of December 31, 2009.

6.	As called for by the regulations in force, we report that:

a)
The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b)	The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

c)
We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Córdoba Stock Exchange and the Informative Review as of  March 31, 2010 and 2009, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company’s Board of Directors.

d)
As of March 31, 2010, Grupo Financiero Galicia S.A.'s accrued debt with the Argentine Integrated Social Security System, which stems from the accounting records and settlements carried out by the Company, amounted to $ 58,211.72, which was not yet due at that date.

Autonomous City of Buenos Aires, May 11, 2010

PRICE WATERHOUSE & CO. S.R.L.